   As filed with the Securities and Exchange Commission on December 15, 2000.

                                                   Registration Nos.
                                                                      ---------
                                                                      811-5439


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       ----------------------------------

                                    FORM N-4


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                                     AND/OR


         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                Amendment No. 78

                       ----------------------------------


                               VARIABLE ACCOUNT D
                                       OF
                        FORTIS BENEFITS INSURANCE COMPANY
                           (Exact Name of Registrant)
                       ----------------------------------


                        FORTIS BENEFITS INSURANCE COMPANY
                               (Name of Depositor)
                              500 Bielenberg Drive
                            Woodbury, Minnesota 55125
              (Address of Depositor's Principal Executive Offices)

               Depositor's Telephone Number, including Area Code:
                                  651-738-4000

                        ---------------------------------

                            RHONDA J. SCHWARTZ, ESQ.
                              500 Bielenberg Drive
                            Woodbury, Minnesota 55125
                     (Name and Address of Agent for Service)

It is proposed that this filing will be come effective (check appropriate box):

      immediately upon filing pursuant to paragraph (b) of Rule 485.
-----

      on                           pursuant to paragraph (b) of Rule 485.
-----    -----------------------

      60 days after filing pursuant to paragraph (a)(1) of Rule 485.
-----


      on                          pursuant to paragraph (a)(1) of Rule 485.
-----     ----------------------

      If appropriate, check the following box:

      This post-effective amendment designated a new effective date for a ----- previously filed post-effective amendment.

                       ----------------------------------

The registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the registrant shall file another amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              VARIABLE ACCOUNT D OF
                        FORTIS BENEFITS INSURANCE COMPANY

                     Cross Reference Sheet Showing Location
                         of Information in Prospectus or
                       Statement of Additional Information
                       -----------------------------------

Form N-4                                    Prospectus Caption
--------                                    ------------------
1.  Cover Page                              Cover Page

2.  Definitions                             Special Terms Used in This
                                            Prospectus

3.  Synopsis of Highlights                  Summary; Information Concerning
                                            Fees and Charges

4.  Condensed Financial                     Summary -- Financial information
    Information

5.  General Description of                  Summary--Separate Account Investment
    Registrant, Depositor and               Options; Fortis Benefits and the
    Portfolio Companies                     Separate Account; Fixed Account

6.  Deductions                              Summary--Charges and Deductions;
                                            Charges and Deductions

7.  General Description of Variable         Accumulation Period; General
    Annuity Contracts                       Provisions

8.  Annuity Period                          The Annuity Period

9.  Death Benefit                           Summary--Death Benefit; Accumulation
                                            Period--Benefit Payable on Death of
                                            Annuitant or Contract Owner

10. Purchases and Contract Value            Accumulation Period -- Issuance of a
                                            Contract and Purchase Payments--
                                            Contract Value

11. Redemptions                             Summary--Total and Partial
                                            Surrenders; Accumulation Period--
                                            Total and Partial Surrenders

12. Taxes                                   Summary--Tax Implications; Federal
                                            Tax Matters





                                            PROSPECTUS OR
              FORM N-4                      STATEMENT OF ADDITIONAL
              (cont'd.)                     INFORMATION CAPTION
              ---------                     -----------------------
13. Legal Proceedings                       None

14. Table of Contents of the                Contents of the Statement of
    Statement of Additional                 Additional Information
    Information

15. Cover Page                              Cover Page

16. Table of Contents                       Table of Contents

17. General Information and History         Fortis Benefits

18. Services                                Services

19. Purchases of Securities Being           Reduction of Charges
    Offered

20. Underwriters                            Services

21. Calculation of Performance Data         Appendix A

22. Annuity Payments                        Calculation of Annuity Payments

23. Financial Statements                    Financial Statements

FORTIS

MAX ACCUMULATOR
VARIABLE
ANNUITY

Contracts Under Flexible
Premium Deferred
Combination Variable and
Fixed Annuity Contracts
PROSPECTUS DATED
May 1, 2001
[FORTIS SOLID PARTNERS, FLEXIBLE SOLUTIONS(SM) LOGO]
101057 (5/01)

FORTIS BENEFITS INSURANCE COMPANY

MAILING ADDRESS:           STREET ADDRESS:            PHONE:
P.O. BOX 64272             500 BIELENBERG DRIVE       1-800-800-2000
ST. PAUL, MINNESOTA 55164  WOODBURY, MINNESOTA 55125  EXTENSION 3057

This prospectus describes interests under flexible premium deferred combination variable and fixed annuity contracts issued by Fortis Benefits Insurance Company ("Fortis Benefits").
These contracts allow you to accumulate funds on a tax-deferred basis. You may elect a guaranteed interest accumulation option through a fixed account or a variable return accumulation option through a variable account, or a combination of these two options. Under the guaranteed interest accumulation option, you can choose among ten different guarantee periods, each of which has its own interest rate.

Under the variable return accumulation option, you can choose among one or more of the following investment portfolios (those portfolios which have a non-Fortis subadvisor includes the name of the subadvisor at the beginning of the portfolio name):

Money Market Series                           T. Rowe Price -- Blue Chip Stock Series
U.S. Government Securities Series             AIM -- Blue Chip Stock Series II
Diversified Income Series                     Lazard Freres -- International Stock
AIM -- Multisector Bond Series                Series
High Yield Series                             Dreyfus -- Mid Cap Stock Series
T. Rowe Price -- International Stock Series   Berger -- Small Cap Value Series
II                                            Global Growth Series
Asset Allocation Series                       MFS -- Global Equity Series
Federated -- American Leaders Series          Alliance -- Large Cap Growth Series
Value Series                                  MFS -- Investors Growth Series
MFS -- Capital Opportunities Series           Growth Stock Series
Growth & Income Series                        Aggressive Growth Series
Dreyfus -- S&P 500 Index Series

The accompanying prospectuses for these investment portfolios describe the investment objectives, policies and risks of each of the portfolios.

This prospectus gives you information about the contracts that you should know before investing. This prospectus must be accompanied by a current prospectus of the available investment portfolios. These prospectuses should be read carefully and kept for future reference.

A Statement of Additional Information, dated May 1, 2001, about certain aspects of the contracts has been filed with the Securities and Exchange Commission and is available without charge from Fortis Benefits at the address and phone number printed above. The Table of Contents for the Statement of Additional Information appears on page XX of this prospectus.

THESE CONTRACTS ARE NOT OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, CREDIT UNION, BROKER-DEALER OR OTHER FINANCIAL INSTITUTION. THEY ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. THEY INVOLVE INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS

                                                                PAGE
Special Terms Used in this Prospectus.......................      3
Information Concerning Fees and Charges.....................      4
Summary of Contract Features................................      7
     - Fortis Benefits/Fortis Financial Group Member........      9
The Variable Account........................................      9
The Portfolios..............................................      9
The Fixed Account...........................................     10
     - Guaranteed Interest Rates/Guarantee Periods..........     10
     - Market Value Adjustment..............................     10
     - Investments by Fortis Benefits.......................     11
Accumulation Period.........................................     12
     - Issuance of a Contract and Purchase Payments.........     12
     - Contract Value.......................................     12
     - Allocation of Purchase Payments and Contract Value...     13
     - Total and Partial Surrenders.........................     13
     - Telephone Transactions...............................     14
     - Benefit Payable on Death of Contract Owner (or
      Annuitant)............................................     14
          - Contract Value Death Benefit....................     14
          - Return of Premium Death Benefit.................     14
          - Contract Anniversary Step-Up Death Benefit......     14
          - 5% Roll-Up Death Benefit........................     14
The Annuity Period..........................................     15
     - Annuity Commencement Date............................     15
     - Commencement of Annuity Payments.....................     15
     - Relationship Between Subaccount Investment
      Performance and Amount of Variable Annuity Payments...     16
     - Annuity Options......................................     16
     - Death of Annuitant or Other Payee....................     16
     - Transfers............................................     16
Charges and Deductions......................................     17
     - Premium Taxes........................................     17
     - Annual Administration Charge.........................     17
     - Charges Against the Variable Account.................     17
     - Tax Charge...........................................     17
     - Surrender Charge.....................................     18
          - Nursing Care/Hospitalization Waiver of Surrender
        Charges.............................................     18
          - Disability Waiver of Surrender Charges..........     18
     - Miscellaneous........................................     19
     - Reduction of Charges.................................     19
General Provisions..........................................     19
     - The Contracts........................................     19
     - Postponement of Payment..............................     19
     - Misstatement of Age or Sex and Other Errors..........     19
     - Assignment...........................................     19
     - Beneficiary..........................................     19
     - Reports..............................................     19
Rights Reserved by Fortis Benefits..........................     19
Distribution................................................     20
Federal Tax Matters.........................................     20
Further Information About Fortis Benefits...................     22
     - General..............................................     22
     - Ownership of Securities..............................     22
     - Selected Financial Data..............................     23
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     23
Voting Privileges...........................................     24
Legal Matters...............................................     25
Other Information...........................................     25
Contents of Statement of Additional Information.............     25
Fortis Benefits Financial Statements........................     25
Appendix A--Sample Market Value Adjustment Calculations.....    A-1
Appendix B--Pro Rata Adjustments............................    B-1
Appendix C--Condensed Financial Information.................    C-1

THE CONTRACTS ARE NOT AVAILABLE IN ALL STATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. FORTIS BENEFITS DOES NOT AUTHORIZE ANY INFORMATION OR REPRESENTATION REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS WHICH IS NOT INCLUDED IN THIS PROSPECTUS, THE RELATED STATEMENT OF ADDITIONAL INFORMATION, OR ANY SUPPLEMENTS THERETO OR IN ANY SUPPLEMENTAL SALES MATERIAL AUTHORIZED BY FORTIS BENEFITS.

SPECIAL TERMS USED IN THIS PROSPECTUS


Accumulation Period           The time period under a contract between the contract issue date and the annuity commencement date.

Accumulation Unit             A unit of measure used to calculate the owners' interest in the Variable Account during the Accumulation Period.

Annuitant                     A person during whose life annuity payments are to be made by Fortis Benefits under the contract. The Annuitant is the person named in the application for the contract. If such
                              person dies before the annuity commencement date and there is an additional annuitant named in the application, the
                              additional annuitant shall become the Annuitant. If there is no named additional annuitant, or the additional annuitant has predeceased the Annuitant who is named in the
                              application, the owner, if he or she is a natural person,
                              shall become the Annuitant.

Annuity Period                The time period following the Accumulation Period, during
                              which annuity payments are made by Fortis Benefits.

Annuity Unit                  A unit of measurement used to calculate variable annuity
                              payments.

Fixed Annuity Option          An annuity option under which Fortis Benefits promises to
                              pay the Annuitant or any other payee that you designate one or more fixed payments.

Market Value Adjustment       Positive or negative adjustment in fixed account value that we make if such value is paid out more than fifteen days
                              before or after the end of a guarantee period in which it
                              was being held.

Non-Qualified Contracts       Contracts that do not qualify for the special federal income tax treatment applicable in connection with certain
                              retirement plans.

Qualified Contracts           Contracts that are qualified for the special federal income tax treatment applicable in connection with certain
                              retirement plans.

Valuation Date                All business days except, with respect to any subaccount,
                              days on which the related portfolio does not value its
                              shares. Generally, the portfolios value their shares on each day the New York Stock Exchange is open.

Valuation Period              The period that starts at the close of regular trading on
                              the New York Stock Exchange on a Valuation Date and ends at the close of regular trading on the exchange on the next
                              succeeding Valuation Date.

Variable Account              The segregated asset account referred to as Variable Account
                              D of Fortis Benefits Insurance Company established to
                              receive and invest purchase payments under contracts.

Variable Annuity Option       An annuity option under which Fortis Benefits promises to
                              pay the Annuitant or any other payee chosen by you one or
                              more payments which vary in amount in accordance with the
                              net investment experience of the subaccounts selected by the
                              Annuitant.

INFORMATION CONCERNING FEES AND CHARGES

CONTRACT OWNER TRANSACTION CHARGES

     Front-End Sales Charge Imposed on Purchases............        0%
     Maximum Surrender Charge for Sales Expenses............        9%

    NUMBER OF YEARS SINCE                 SURRENDER CHARGE AS A
PURCHASE PAYMENT WAS CREDITED         PERCENTAGE OF PURCHASE PAYMENT
-----------------------------         ------------------------------
         Less than 1                                9%
 At least 1 but less than 2                         8%
 At least 2 but less than 3                         7%
 At least 3 but less than 4                         6%
 At least 4 but less than 5                         5%
 At least 5 but less than 6                         4%
 At least 6 but less than 7                         3%
 At least 7 but less than 8                         2%
 At least 8 but less than 9                         1%
          9 or more                                 0%

     Other Surrender Fees...................................        0%
     Exchange Fee...........................................        0%
ANNUAL CONTRACT ADMINISTRATION CHARGE.......................      $30(1)
VARIABLE ACCOUNT ANNUAL EXPENSES
  (AS A PERCENTAGE OF AVERAGE ACCOUNT VALUE)

                                                                                      ENHANCED DEATH BENEFITS
                                                                               --------------------------------------
                                                                                             CONTRACT
                                                             CONTRACT VALUE    RETURN OF    ANNIVERSARY
                                                             DEATH BENEFIT      PREMIUM       STEP-UP      5% ROLL-UP
                                                             --------------    ---------    -----------    ----------
     Mortality and Expense Risk Charge......................      .75%           1.05%         1.15%          1.30%
     Variable Account Administrative Charge.................      .10%            .10%          .10%           .10%
                                                                  ---            ----          ----           ----
     Total Variable Account Annual Expenses.................      .85%(2)        1.15%(2)      1.25%(2)       1.40%(2)

------------------------------
(1) This charge, which is otherwise applied at each contract anniversary and total surrender of the contract, will not be charged during the Accumulation Period if the contract value as of such anniversary or surrender is $25,000 or more. Currently, Fortis Benefits waives this charge during the Annuity Period. This charge is also subject to any applicable limitations under the law of any state.

(2) This rate changes to 1.35% (.10% of such charge being an administrative charge) during the Annuity Period.

MARKET VALUE ADJUSTMENT WITH RESPECT TO FIXED ACCOUNT

Surrenders and other withdrawals from the fixed account more than fifteen days from the end of a guarantee period other than the one year guarantee period are subject to a Market Value Adjustment. The Market Value Adjustment may increase or reduce the fixed account value. We compute this adjustment according to a formula that we describe in more detail under "Market Value Adjustment."

PORTFOLIO ANNUAL EXPENSES(a)

                                     U.S.                      MULTI
                         MONEY    GOVERNMENT   DIVERSIFIED     SECTOR      HIGH    INTERNATIONAL     ASSET       AMERICAN
                         MARKET   SECURITIES     INCOME         BOND      YIELD        STOCK       ALLOCATION    LEADERS     VALUE
                         SERIES     SERIES       SERIES        SERIES     SERIES     SERIES II       SERIES       SERIES     SERIES
                         ------   ----------   -----------   ----------   ------   -------------   ----------   ----------   ------
Investment Advisory and
  Management Fee.......
Other Expenses.........
Total Fortis Series
  Operating Expenses...

                                          GROWTH
                            CAPITAL         &       S&P 500
                         OPPORTUNITIES    INCOME     INDEX
                            SERIES        SERIES    SERIES
                         -------------   --------   -------
Investment Advisory and
  Management Fee.......
Other Expenses.........
Total Fortis Series
  Operating Expenses...

                                          BLUE                                     MID     SMALL                          LARGE
                                          CHIP      BLUE CHIP                      CAP      CAP     GLOBAL     GLOBAL      CAP
                                         STOCK        STOCK       INTERNATIONAL   STOCK    VALUE    GROWTH     EQUITY     GROWTH
                                         SERIES     SERIES II     STOCK SERIES    SERIES   SERIES   SERIES     SERIES     SERIES
                                         ------   -------------   -------------   ------   ------   ------   ----------   ------
Investment Advisory and Management
  Fee..................................
Other Expenses.........................
Total Fortis Series Operating
  Expenses.............................


                                         INVESTORS    GROWTH   AGGRESSIVE
                                           GROWTH     STOCK      GROWTH
                                           SERIES     SERIES     SERIES
                                         ----------   ------   ----------
Investment Advisory and Management
  Fee..................................
Other Expenses.........................
Total Fortis Series Operating
  Expenses.............................

------------------------------
(a) As a percentage of portfolio average net assets based on 2000 historical data.

EXAMPLES*

The following examples are designed to show you the expenses you would pay on a $1000 investment that earns 5% annually. Each example assumes election of the Annual Ratchet & 5% Roll-Up Death Benefit. If one of the other available death benefits were elected instead, the actual expenses will be less than those represented by these examples.

EXAMPLE 1:

If you surrender your contract in full at the end of any of the time periods shown below, you would pay the following cumulative expenses on a $1,000 investment:

IF ALL AMOUNTS ARE INVESTED IN ONE PORTFOLIO:                   1 YEAR    3 YEARS    5 YEARS    10 YEARS
---------------------------------------------                   ------    -------    -------    --------
Money Market................................................
U.S. Government Securities..................................
Diversified Income..........................................
Multisector Bond............................................
High Yield..................................................
International Stock II......................................
Asset Allocation............................................
American Leaders............................................
Value.......................................................
Capital Opportunities.......................................
Growth & Income.............................................
S&P 500 Index...............................................
Blue Chip Stock.............................................
Blue Chip Stock II..........................................
International Stock.........................................
MidCap Stock Series.........................................
Small Cap Value Series......................................
Global Growth...............................................
Global Equity...............................................
Large Cap Growth Series.....................................
Investors Growth Series.....................................
Growth Stock................................................
Aggressive Growth...........................................

EXAMPLE 2:

If you do not surrender your contract, you would pay the following cumulative expenses on a $1,000 investment:

IF ALL AMOUNTS ARE INVESTED IN ONE PORTFOLIO:                   1 YEAR    3 YEARS    5 YEARS    10 YEARS
---------------------------------------------                   ------    -------    -------    --------
Money Market................................................
U.S. Government Securities..................................
Diversified Income..........................................
Multisector Bond............................................
High Yield..................................................
International Stock II......................................
Asset Allocation............................................
American Leaders............................................
Value.......................................................
Capital Opportunities.......................................
Growth & Income.............................................
S&P 500 Index...............................................
Blue Chip Stock.............................................
Blue Chip Stock II..........................................
International Stock.........................................
MidCap Stock Series.........................................
Small Cap Value Series......................................
Global Growth...............................................
Global Equity...............................................
Large Cap Growth Series.....................................
Investors Growth Series.....................................
Growth Stock................................................
Aggressive Growth...........................................

EXAMPLE 3:

If you commence an annuity payment option, you would pay the following cumulative expenses on a $1,000 investment:

IF ALL AMOUNTS ARE INVESTED IN ONE PORTFOLIO:                   1 YEAR    3 YEARS    5 YEARS    10 YEARS
---------------------------------------------                   ------    -------    -------    --------
Money Market................................................
U.S. Government Securities..................................
Diversified Income..........................................
Multisector Bond............................................
High Yield..................................................
International Stock II......................................
Asset Allocation............................................
American Leaders............................................
Value.......................................................
Capital Opportunities.......................................
Growth & Income.............................................
S&P 500 Index...............................................
Blue Chip Stock.............................................
Blue Chip Stock II..........................................
International Stock.........................................
MidCap Stock Series.........................................
Small Cap Value Series......................................
Global Growth...............................................
Global Equity...............................................
Large Cap Growth Series.....................................
Investors Growth Series.....................................
Growth Stock................................................
Aggressive Growth...........................................

------------------------------
* Does not include the effect of any Market Value Adjustment. For purposes of these examples, the effect of the annual contract administration charge has been computed based on the average total contract value of all outstanding contracts during the year ended December 31, 2000 and the total actual amount of annual contract administration charges collected during the year for similar contracts offered by us.

THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES, AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.
                         ------------------------------

We have included the foregoing tables and examples to help you understand the transaction and operating expenses we directly or indirectly impose under the contracts and under the portfolios. We will also deduct amounts for state premium taxes or similar assessments where these deductions are applicable.

SUMMARY OF CONTRACT FEATURES

The following summary should be read in conjunction with the detailed information in this prospectus. Variations from the information appearing in this prospectus due to requirements particular to your state are described in supplements which are attached to this prospectus, or in endorsements to the contract as appropriate.

The contracts are designed to provide individuals with retirement benefits through the accumulation of purchase payments on a fixed or variable basis, and by the application of such accumulations to provide fixed or variable annuity payments.

"We," "our," and "us" mean Fortis Benefits Insurance Company. "You" and "your" mean a reader of this prospectus who is contemplating making purchase payments or taking any other action in connection with a contract.

Depending on the state that you live in, the contract that is issued to you may be as a part of a group contract or as an individual contract. Participation in a group contract will be evidenced by the issuance of a certificate showing your interest under the group contract. In other states, an individual contract will be issued to you. Both the certificate and the contract are referred to as a "contract" in this prospectus.

FREE LOOK

You have the right to examine a contract during a "free look" period after you receive the contract and return it for a refund of the amount of the then current contract value. However, in certain states where required by state law the refund will be in the amount of all purchase payments that have been made, without interest or appreciation or depreciation. The "free look" period is generally 10 days unless a longer time is specified on the face page of your contract.

PURCHASE PAYMENTS

The initial purchase payment under a contract must be at least $5,000 ($2,000 for a contract which is part of a qualified plan). Additional purchase payments under a contract must be at least $50. See "Issuance of a Contract and Purchase Payments."

ALLOCATION OF PURCHASE PAYMENTS

On the date that the contract is issued, except as hereafter explained, the initial purchase payment is allocated, as specified by you in the contract application, among one or more of the portfolios, or to one or more of the guarantee periods in the fixed account, or to a combination thereof. If you reside in a state requiring a refund of all purchase payments (as opposed to contract value) under the "free look" privilege, the initial purchase payment will be allocated to the Money Market Series until the following number of days after we mail the contract to you: (1) the number of days in the "free look" period, plus (2) five days. After the expiration of the period, the contract value will be allocated to the fixed account and the portfolios as directed by you. Subsequent purchase payments are allocated in the same way, or pursuant to different allocation percentages that you may request in writing.

VARIABLE ACCOUNT INVESTMENT OPTIONS

Each of the subaccounts of the Variable Account invests in shares of a corresponding portfolio. Contract value in each of the subaccounts of the Variable Account will vary to reflect the investment experience of each of the corresponding portfolios, as well as deductions for certain charges.

Each portfolio has a separate and distinct investment objective and is managed by Fortis Advisers, Inc. or a subadviser of Fortis Advisers, Inc. A full description of the portfolios and their investment objectives, policies, risks and expenses can be found in the current prospectus for the portfolios, which accompanies this prospectus, and the portfolios' Statement of Additional Information which is available upon request from Fortis Benefits at the address and phone number on the cover of this prospectus.

FIXED ACCOUNT INVESTMENT OPTIONS

Any amount allocated by the owner to the fixed account earns a guaranteed interest rate. The level of the guaranteed interest rate depends on the length of the guarantee period selected by the owner. We currently make available ten different guarantee periods, ranging from one to ten years.

If amounts are transferred, surrendered or otherwise paid out more than fifteen days before or after the end of the applicable guarantee period other than the one-year guarantee period, a Market Value Adjustment will be applied to increase or decrease the amount of fixed account value that is paid out. Accordingly, the Market Value Adjustment can result in gains or losses to you. There is no Market Value Adjustment for transfers or surrenders from the one-year guarantee period of the fixed account.

For a more complete discussion of the fixed account investment options and the Market Value Adjustment, see "The Fixed Account."

TRANSFERS

During the Accumulation Period, you can transfer all or part of your contract value from one subaccount to another or into the fixed account and, subject to any Market Value Adjustment, from one guarantee period to another or into a subaccount. There is currently no charge for these transfers. We reserve the right to restrict the frequency of or otherwise condition, terminate, or impose charges upon, transfers from a subaccount during the Accumulation Period. During the Annuity Period the person receiving annuity payments may make up to four transfers (but not from a Fixed Annuity Option) during each year of the Annuity Period. For a description of certain limitations on transfer rights, see "Allocations of Purchase Payments and Contract Value--Transfers."

TOTAL OR PARTIAL SURRENDERS

Subject to certain conditions, all or part of the contract value may be surrendered by you before the earlier of (1) the annuity commencement date, or
(2) if the owner is not a natural person the Annuitant's death. Amounts surrendered may be subject to a surrender charge and, in addition, amounts surrendered from the fixed account may be subject to a Market Value Adjustment. See "Total and Partial Surrenders," "Surrender Charge" and "Market Value Adjustment." Particular attention should be paid to the tax implications of any surrender, including possible penalties for premature distributions. See "Federal Tax Matters."

ANNUITY PAYMENTS

The contract provides several types of annuity benefits to you or to other persons you properly designate to receive such payments, including Fixed and Variable Annuity Options. The owner has considerable flexibility in choosing the annuity commencement date. However, the tax implications of an annuity commencement date must be carefully considered, including the possibility of penalties for commencing benefits either too soon or too late. See "Annuity Commencement Date," "Annuity Options" and "Federal Tax Matters" in this prospectus and "Taxation Under Certain Retirement Plans" in the Statement of Additional Information.

DEATH BENEFIT

In the event of the death of the owner, or the Annuitant if the owner is not a natural person, prior to the annuity commencement date, a death benefit is payable to the beneficiary. See "Benefit Payable on Death of Contract Owner (or Annuitant)."

LIMITATIONS IMPOSED BY RETIREMENT PLANS AND EMPLOYERS

Certain rights you would otherwise have under a contract may be limited by the terms of any applicable employee benefit plan. These limitations may restrict such things as total and partial surrenders, the amount or timing of purchase payments that may be made, when annuity payments must start and the type of annuity options that may be selected. Accordingly, you should familiarize yourself with these and all other aspects of any retirement plan in connection with which a contract is issued.

The record owner of the group variable annuity contract pursuant to which group certificates will be issued will be a bank trustee whose sole function is to hold record ownership of the contract or an employer (or the employer's designee) in connection with an employee benefit plan. In the latter cases, certain rights that an owner otherwise would have under a contract may be reserved instead by the employer.

TAX IMPLICATIONS

The tax implications for you or any other persons who may receive payments under a contract, and those of any related employee benefit plan can be quite important. A brief discussion of some of these is set out under "Federal Tax Matters" in this prospectus and "Taxation Under Certain Retirement Plans" in the Statement of Additional Information, but such discussion is not comprehensive. Therefore, you should consider these matters carefully and consult a qualified tax adviser before making purchase payments or taking any other action in connection with a contract or any related employee benefit plan. Failure to do so could result in serious adverse tax consequences which might otherwise have been avoided.

QUESTIONS AND OTHER COMMUNICATIONS

Any question about procedures of the contract should be directed to your sales representative, or Fortis Benefits' home office: P.O. Box 64272, St. Paul, Minnesota, 55164: 1-800-800-2000, extension 3057. Purchase payments and written requests should be mailed or delivered to the same home office address. All communications should include the contract number, the owner's name and, if different, the Annuitant's name. The number for telephone transfers is 1-800-800-2000 (extension 3057).

Any purchase payment or other communication, except a 10-day cancellation notice, is deemed received at Fortis Benefit's home office on the actual date of receipt there in proper form unless received (1) after the close of regular trading on The New York Stock Exchange, or (2) on a date that is not a Valuation Date. In either of these two cases, the date of receipt will be deemed to be the next Valuation Date.

FINANCIAL AND PERFORMANCE INFORMATION

Tables containing (i) the accumulation unit value history of each subaccount of the Variable Account offered in this prospectus and (ii) the total investment value history of each such subaccount are presented in Appendix C - Condensed Financial Information.

Audited financial statements of the subaccounts of the Variable Account which are available under the contracts offered by this prospectus are included in the Statement of Additional Information.

Advertising and other sales materials may include yield and total return figures for the subaccounts of the Variable Account. These figures are based on historical results and are not intended to indicate future performance. "Yield" is the income generated by an investment in the subaccount over a period of time specified in the advertisement. This rate of return is assumed to be earned over a full year and is shown as a percentage of the investment. "Total Return" is the total change in value of an investment in the subaccount over a period of time specified in the advertisement. The rate of return shown would produce that change in value over the specified period, if compounded annually. Yield figures do not reflect the surrender charge and yield and total return figures do not reflect premium tax charges. This makes the performance shown more favorable.

Financial information concerning Fortis Benefits is included in this prospectus under "Additional Information About Fortis Benefits" and "Fortis Benefits Financial Statements."

FORTIS BENEFITS/FORTIS FINANCIAL GROUP MEMBER

Fortis Benefits Insurance Company is the issuer of the contracts. At the end of 2000, Fortis Benefits had approximately $XXX billion of total life insurance in force. Fortis Benefits is a Minnesota corporation founded in 1910. It is qualified to sell life insurance and annuity contracts in the District of Columbia and in all states except New York. Fortis Benefits is an indirectly wholly-owned subsidiary of Fortis, Inc., which is itself indirectly owned 50% by Fortis (NL)N.V. and 50% by Fortis (B). Fortis, Inc. manages the United States operations for these two companies.

Fortis Benefits is a member of the Fortis Financial Group. This group is a joint effort by Fortis Benefits, Fortis Advisers, Inc., Fortis Investors, Inc., and Fortis Insurance Company, to offer financial products through the management, marketing, and servicing of mutual funds, annuities, and life insurance.

Fortis (NL)N.V. is a diversified financial services company headquartered in Utrecht, The Netherlands, where its insurance operations began in 1847. Fortis
(B) is a diversified financial services company headquartered in Brussels, Belgium, where its insurance operations began in 1824. Fortis (NL)N.V. and Fortis (B) have merged their operating companies under the trade name of Fortis. The Fortis group of companies is active in insurance, banking and financial services, and real estate development in The Netherlands, Belgium, the United States, Western Europe, and the Pacific Rim. The Fortis group of companies had approximately $406 billion in assets at the end of 1999.

All of the guarantees and commitments under the contracts are general obligations of Fortis Benefits regardless of whether you have allocated the contract value to the Variable Account or to the fixed account. None of Fortis Benefits' affiliated companies has any legal obligation to back Fortis Benefits' obligations under the contracts.

THE VARIABLE ACCOUNT

The Variable Account is a segregated investment account of Fortis Benefits. Fortis Benefits established Variable Account D under Minnesota insurance law as of October 14, 1987. The Variable Account is an integral part of Fortis Benefits. However, the Variable Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. Assets in the Variable Account representing reserves and liabilities under these contracts and other variable annuity contracts issued by Fortis Benefits will not be chargeable with liabilities arising out of any other business of Fortis Benefits.

The Variable Account has subaccounts. The assets in each subaccount are invested exclusively in one of the portfolios listed on the first page of the prospectus, each of which represents a separate investment portfolio. Income and both realized and unrealized gains or losses from the assets of each subaccount of the Variable Account are credited to or charged against that subaccount without regard to income, gains or losses, from any other subaccount of the Variable Account or arising out of any other business we may conduct. We may add or eliminate new subaccounts as new portfolios are added or eliminated.

THE PORTFOLIOS

You may choose from among a number of different portfolios. Each portfolio is a mutual fund available for purchase only as a funding vehicle for benefits under variable life insurance and variable annuity products. These variable life insurance and variable annuity products are issued by Fortis Benefits and by other life insurance companies. Each portfolio corresponds to one of the subaccounts of the Variable Account. The assets of each portfolio are separate from the assets of other portfolios. In addition, each portfolio operates as a separate investment portfolio whose investment performance has no effect on the investment performance of any other portfolio. We offer more detailed information for each investment portfolio. This information includes the investment policies, investment restrictions, charges, and risks attendant to investing in each portfolio. This information also includes other aspects of each portfolio's operations. You may find this information in the current prospectus for each portfolio. These portfolio prospectuses must accompany this prospectus, and you should read them in conjunction with it. You may obtain a copy of each prospectus from us, free of charge, by calling 1-800-800-2000, ext. 3057, or by writing P.O. Box 64272, St. Paul, Minnesota 55164.

As noted, the investment portfolios may be available to registered separate accounts of other participating insurance companies. These portfolios may also be available to the Variable Account and other separate accounts of Fortis Benefits. Although Fortis Benefits does not anticipate any disadvantages to this, there is a possibility that a material conflict may arise between the interest of the Variable Account and one or more of the other separate accounts participating in the portfolios. For example, a conflict may occur due to (1) a change in law affecting the operations of variable life and variable annuity separate accounts, (2) differences in the voting instructions of the contract owners and those of other companies, or (3) some other reason. In the event of conflict, Fortis Benefits will take any steps necessary to protect the contract owners and variable annuity payees.

Fortis Benefits purchases and redeems portfolios' shares for the Variable Account at their net asset value without any sales or redemption charges. We automatically reinvest dividends or capital gain distributions attributable to contracts in shares of the portfolio from which they are received at the portfolio's net asset value on the date paid. These dividends and distributions will have the effect of reducing the new asset value of each share of the corresponding portfolio and increasing, by an equivalent value, the number of shares outstanding of the portfolio. However, the value of your interest in the corresponding subaccount will not change as a result of any such dividends and distributions.

The portfolios available for investment by the Variable Account are listed on the cover page of this prospectus.

THE FIXED ACCOUNT

GUARANTEED INTEREST RATES/GUARANTEE PERIODS

Any amount you allocate to the fixed account earns a guaranteed interest rate beginning on the date you make the allocation. The guaranteed interest rate continues for the number of years you select, up to a maximum of ten years. At the end of your guarantee period, your contract value, including accrued interest, will be allocated to a new guarantee period of equal length. However, you may reallocate your contract value to a different guarantee period (or periods) or to one (or more) of the subaccounts of the Variable Account. If you decide to reallocate your contract value, you must do so by sending us a written request. We must receive your written request at least three business days before the end of your guarantee period. The first day of your new guarantee period (or other reallocation) will be the day after the end of your previous guarantee period. We will notify you at least 45 days and not more than 75 days before the end of your guarantee period.

We currently offer ten different guarantee periods. These guarantee periods range in length from one to ten years. Each guarantee period has its own guaranteed interest rate, which may differ from those for other guarantee periods. From time to time we will, at our discretion, change the guaranteed interest rate for future guarantee periods. These changes will not affect the guaranteed interest rates we are paying on current guarantee periods. Please note, when you allocate or transfer an amount to a guarantee period, a new guarantee period begins running with respect to that amount. Therefore, the amount you allocate will earn a guaranteed interest rate that will not change until the end of that period. In addition, the guaranteed interest rate will never be less than an effective annual rate of 3%.

We declare the guaranteed interest rates from time to time as market conditions dictate. We advise you of the guaranteed interest rate for a chosen guarantee period at the time we receive a purchase payment from you, or at the time we execute a transfer you have requested, or at the time a guarantee period is renewed.

We do not have a specific formula for establishing the guaranteed interest rates for the guarantee periods. Guaranteed interest rates may be influenced by the available interest rates on the investments we acquire with the amounts you allocate for a particular guarantee period. Guaranteed interest rates do not necessarily correspond to the available interest rates on the investments we acquire with the amounts you allocate for a particular guarantee period. See "Investments by Fortis Benefits". In addition, when we determine guaranteed interest rates, we may consider: (1) the duration of a guarantee period, (2) regulatory and tax requirements, (3) sales and administrative expenses we bear,
(4) risks we assume, (5) our profitability objectives, and (6) general economic trends.

FORTIS BENEFITS' MANAGEMENT MAKES THE FINAL DETERMINATION OF THE GUARANTEED INTEREST RATES WE DECLARE. WE CANNOT PREDICT OR ASSURE THE LEVEL OF ANY FUTURE GUARANTEED INTEREST RATES IN EXCESS OF AN EFFECTIVE ANNUAL RATE OF 3%.

You may obtain information concerning the guaranteed interest rates that apply to the various guarantee periods. You may obtain this information from our home office or from your sales representative at any time.

MARKET VALUE ADJUSTMENT

Except as described below, we will apply a Market Value Adjustment to any fixed account value that is:

     - surrendered,

     - transferred, or

     - otherwise paid out

before the end of the guarantee period in which it is being held.

For example, we will apply a Market Value Adjustment to fixed account value that we pay:

     - as an amount applied to an annuity option, and

     - as an amount paid as a single sum in lieu of an annuity.

The Market Value Adjustment we apply may increase or decrease the fixed account value that is withdrawn or transferred. We determine whether the fixed account value is increased or decreased by performing a comparison of two guaranteed interest rates.

The first rate we compare is the guaranteed interest rate for the fixed account value that is withdrawn or transferred from the existing guarantee period. The second rate we compare is the guaranteed interest rate we are then offering for new guarantee periods with durations equal to the number of years remaining in the existing guarantee period. After comparing these two rates, we determine whether the fixed account value is increased or decreased as follows:

     - If the first rate exceeds the second rate by more than 1/2% (1/4% for contracts issued in the state of Florida), the Market Value Adjustment produces an increase in the fixed account value withdrawn or transferred.

     - If the first rate does not exceed the second rate by at least 1/2% (1/4% for contracts issued in the state of Florida), the Market Value Adjustment produces a decrease in the fixed account value withdrawn or transferred.

We will determine the Market Value Adjustment by multiplying the fixed account value that is withdrawn or transferred from the existing guarantee period (before deduction of any applicable surrender charge) by the following factor:

                 1 + I           n/12
              ------------               - 1
         (    1 + J + .005  )

where,

     - I is the guaranteed interest rate we credit to the fixed account value that is withdrawn or transferred from the existing guarantee period.

     - J is the guaranteed interest rate we are then offering for new guarantee periods with durations equal to the number of years remaining in the existing guarantee period (rounded up to the next higher number of years).

     - N is the number of months remaining in the existing guarantee period (rounded up to the next higher number of months).

You will find sample Market Value Adjustment calculations in Appendix A.

We do not apply a Market Value Adjustment to withdrawals and transfers of fixed account value under the following exceptions.

(1) We will not apply a Market Value Adjustment to fixed account value that we pay out as a death benefit pursuant to a contract.

(2) We will not apply a Market Value Adjustment to fixed account value that is withdrawn or transferred from the one-year guarantee period.

(3) We will not apply a Market Value Adjustment to fixed account value that we pay out during a 30 day period that:

     - begins 15 days before the end date of the guarantee period in which the fixed account value was being held,

     and that:

     - ends 15 days after the end date of the guarantee period in which the fixed account value was being held.

(4) We will not apply a Market Value Adjustment to fixed account value that is withdrawn or transferred from a guarantee period on a periodic, automatic basis. This exception only applies to such withdrawals or transfers under a formal Fortis Benefits program for the withdrawal or transfer of fixed account value.

(5) We will not apply a Market Value Adjustment to fixed account value that is withdrawn to pay the annual administrative fee described under the section entitled "Charges and Deductions" in this prospectus.

We may impose conditions and limitations on any formal Fortis Benefits program for the withdrawal or transfer of fixed account value. Ask your Fortis Benefits representative about the availability of such a program in your state. In addition, if such a program is available in your state, your Fortis Benefits representative can inform you about the conditions and limitations that may apply to that program.

INVESTMENTS BY FORTIS BENEFITS

Fortis Benefits' legal obligations with respect to the fixed account are supported by our general account assets. These general account assets also support our obligations under other insurance and annuity contracts. Investments purchased with amounts allocated to the fixed account are the property of Fortis Benefits, and you have no legal rights in such investments. Subject to applicable law, we have sole discretion over the investment of assets in our general account and in the fixed account. Neither our general account nor the fixed account is subject to registration under the Investment Company Act of 1940.

We will invest amounts in our general account, and amounts in the fixed account, in compliance with applicable state insurance laws and regulations concerning the nature and quality of investments for the general account. Within specified limits and subject to certain standards and limitations, these laws generally permit investment in:

     - federal, state and municipal obligations,

     - preferred and common stocks,

     - corporate bonds,

     - real estate mortgages,

     - real estate, and

     - certain other investments.

See "Fortis Benefits' Financial Statements" for information on our investments. Investment management for amounts in our general account and in the fixed account is provided to us by Fortis Advisors, Inc.

When we establish guaranteed interest rates, we will consider the available return on the instruments in which we invest amounts allocated to the fixed account. However, this return is only one of many factors we consider when we establish the guaranteed interest rates. See "Guaranteed Interest
Rates/Guarantee Periods".

Generally, we expect to invest amounts allocated to the fixed account in debt instruments. We expect that these debt instruments will approximately match our liabilities with regard to the guarantee periods. We also expect that these debt instruments will primarily include:

(1) securities issued by the United States Government or its agencies or instrumentalities. These securities may or may not be guaranteed by the United States Government;

(2) debt securities that, at the time of purchase, have an investment grade within the four highest grades assigned by Moody's Investors Services, Inc. ("Moody's"), Standard & Poor's Corporation ("Standard & Poor's"), or any other nationally recognized rating service. Moody's four highest grades are:
    Aaa, Aa, A, and Baa. Standard & Poor's four highest grades are: AAA, AA, A, and BBB;

(3) other debt instruments including, but not limited to, issues of, or guaranteed by, banks or bank holding companies and corporations. Although not rated by Moody's or Standard & Poor's, we deem these obligations to have an investment quality comparable to securities that may be purchased as stated above;

(4) other evidences of indebtedness secured by mortgages or deeds of trust representing liens upon real estate.

Except as required by applicable state insurance laws and regulations, we are not obligated to invest amounts allocated to the fixed account according to any particular strategy, See "Regulation and Reserves".

ACCUMULATION PERIOD

ISSUANCE OF A CONTRACT AND PURCHASE PAYMENTS

We reserve the right to reject any application for a contract or any purchase payment for any reason. If we accept your issuing instructions in the form received, we will credit the initial purchase payment within two Valuation Dates after the later of (1) receipt of the issuing instructions or (2) receipt of the initial purchase payment at our home office. If we cannot apply the initial purchase payment within five Valuation Dates after receipt because the issuing instructions are incomplete, we will return the initial purchase payment unless you consent to our retaining the initial purchase payment and applying it as of the end of the Valuation Period in which the necessary requirements are fulfilled. The initial purchase payment must be at least $5,000 ($2,000 for a contract issued pursuant to a qualified plan).

The date that we apply the initial purchase payment to the purchase of the contract is also the contract issue date. The contract issue date is the date used to determine contract years, regardless of when we deliver the contract. Our crediting of investment experience in the Variable Account, or a fixed rate of return in the fixed account, generally begins as of the contract issue date.

We will accept additional purchase payments at any time after the contract issue date and prior to the annuity commencement date, as long as the Annuitant is living. You must transmit purchase payments (together with any required information identifying the proper contracts and accounts to be credited with purchase payments) to our home office. We apply additional purchase payments to the contract, and add to the contract value as of the end of the Valuation Period in which we receive the payments.

Each additional purchase payment under a contract must be at least $50. The total of all purchase payments for all Fortis Benefits annuities having the same owner or Annuitant, may not exceed $1 million (not more than $500,000 allocated to the fixed account) without our prior approval. We reserve the right to modify this limitation at any time.

You may make purchase payments in excess of the initial minimum by monthly draft against a bank account if you have completed and returned to us a special authorization form. You may get the form from your sales representative or from our home office. We can also arrange for you to make purchase payments by wire transfer, payroll deduction, military allotment, direct deposit and billing. Purchase payments by check should be made payable to Fortis Benefits Insurance Company.

If the contract value is less than $1,000, we may cancel the contract on any Valuation Date. We will notify you of our intention to cancel the contract at least 90 days in advance of the cancellation date. If we do cancel your contract, we consider such cancellation a full surrender of the contract.

CONTRACT VALUE

Contract value is the total of any Variable Account value in all the subaccounts of the Variable Account, plus any fixed account value in all the guarantee periods.

The contract does not guarantee a minimum Variable Account value. You bear the entire investment risk for the contract value that you allocate to the Variable Account.

Determination of Variable Account Value. A contract's Variable Account value is based on the number of Accumulation Units and on Accumulation Unit values, which are determined on each Valuation Date. The value of an Accumulation Unit for a subaccount on any Valuation Date is equal to the previous value of that subaccount's Accumulation Unit multiplied by that subaccount's net investment factor (discussed directly below) for the Valuation Period ending on that Valuation Date. At the end of any Valuation Period, a contract's Variable Account value in a subaccount is equal to the number of Accumulation Units in the subaccount times the value of one Accumulation Unit for that subaccount.

The number of Accumulation Units in each subaccount is equal to:

     - Accumulation Units purchased at the time that any purchase payments or transferred amounts are allocated to the subaccount; less

     - Accumulation Units redeemed to pay for the portion of any transfers from or partial surrenders allocated to the subaccount; less

     - Accumulation Units redeemed to pay charges under the contract.

Net Investment Factor. The net investment factor for a subaccount is determined by dividing (1) the net asset value per share of the portfolio shares held by the subaccount, determined at the end of the current Valuation Period, plus the per share amount of any dividend or capital gains distribution made with respect to the portfolio shares held by the subaccount during the current Valuation Period, minus a per share charge for the increase, plus a per share credit for the decrease, in any income taxes assessed which we determine to have resulted from the investment operation of the subaccount or any other taxes which are attributable to this contract, by (2) the net asset value per share of the portfolio shares held in the subaccount as determined at the end of the previous Valuation Period, and subtracting from that result a factor representing the mortality risk, expense risk and administrative expense charge.

If a subaccount's net investment factor is greater than one, the subaccount's Accumulation Unit value has increased. If a subaccount's net investment factor is less than one, the subaccount's Accumulation Unit value has decreased.

Determination of Fixed Account Value. A contract's fixed account value is guaranteed by Fortis Benefits. Therefore, we bear the investment risk with respect to amounts allocated to the fixed account, except to the extent that (1) we may vary the guaranteed interest rate for future guarantee periods (subject to the 3% effective annual minimum) and (2) the Market Value Adjustment imposes investment risks on you.

The contract's fixed account value on any Valuation Date is the sum of its fixed account values in each guarantee period on that date. The fixed account value in a guarantee period is equal to the following amounts, in each case increased by accrued interest at the applicable guaranteed interest rate:

     - The amount of purchase payments or transferred amounts allocated to the guarantee period; less

     - The amount of any transfers or surrenders out of the guarantee period.

ALLOCATION OF PURCHASE PAYMENTS AND CONTRACT VALUE

Allocation of Purchase Payments. In your application for a contract, you may allocate purchase payments, or portions of payments, to the:

     - available subaccounts of the Variable Account, or

     - to the guarantee periods in the fixed account, or

     - to a combination of the two previous options.

Percentages must be in whole numbers and the total allocation must equal 100%. The percentage allocations for future purchase payments may be changed, without charge, at any time by sending a written request to Fortis Benefits' home office. Changes in the allocation of future purchase payments will be effective on the date we receive your written request.

Transfers During Accumulation Period. You may transfer contract value:

     - from one available subaccount to another available subaccount, or

     - from one available subaccount to the fixed account, or

     - from one guarantee period to another guarantee period, or

     - from one guarantee period to an available subaccount

You must request transfers by (1) a written request to Fortis Benefits' home office, or by (2) a telephone transfer as described below. Currently, we do not charge for any transfer. However, transfers from a guarantee period, other than the one-year guarantee period, that are (1) more than 15 days before or 15 days after the expiration of the existing guarantee period, or are (2) not a part of a formal Fortis Benefits program for the transfer of fixed account value may be subject to a Market Value Adjustment. See "Market Value Adjustment".

The minimum transfer from a subaccount or guarantee period is the lesser of:

     - $1,000, or

     - all of the contract value in the subaccount or guarantee period.

However, we may permit a continuing request for transfers of lesser specified amounts automatically on a periodic basis. We reserve the right to restrict the frequency of transfers or to otherwise condition, terminate, or impose charges (not to exceed $25 per transfer) upon transfers.

Currently, our only restrictions are as follows. You may not make a transfer into the fixed account within six months of a transfer out of the fixed account. Additionally, you may make transfers out of the one year guarantee period fixed account provided that (1) no more than one transfer is made each contract year, and (2) no more than 50% of such account's value is transferred at any time (unless the balance in the account after the transfer would be less than $1,000, in which case up to the entire balance may be transferred). However, we may permit a continuing request for more frequent transfers of lesser amounts under special programs sponsored by us.

Where you make all your transfer requests at the same time, as part of one request, we will count all transfers between and among the subaccounts of the Variable Account and the fixed account as one transfer. We will execute the transfers, and determine all values in connection with the transfers, at of the end of the Valuation Period in which we receive the transfer request. The amount of any positive or negative Market Value Adjustment will be added to or deducted from the transferred amount.

TOTAL AND PARTIAL SURRENDERS

Total Surrenders. You may surrender all of the cash surrender value at any time during the life of the Annuitant and prior to the annuity commencement date. If you choose to make a total surrender, you must do so by written request sent to our home office. We reserve the right to require that the contract be returned to us prior to making payment, although this will not affect our determination of the amount of the cash surrender value. Cash surrender value is:

     - the contract value at the end of the Valuation Period during which we receive the written request for the total surrender at our home office, less

     - any applicable surrender charge, less

     - any applicable administrative charge, and

     - after we have applied any Market Value Adjustment.

See "Surrender Charge" and "Market Value Adjustment".

We must receive written consent of all collateral assignees and irrevocable beneficiaries prior to any total surrender. We will generally pay surrenders from the Variable Account within seven days of the date of receipt by our home office of the written request. However, we may postpone payments in certain circumstances. See "Postponement of Payment".

The amount we pay upon total surrender of the cash surrender value (taking into account any prior partial surrenders) may be more or less than the total purchase payments you made. After a surrender of the cash surrender value or at any time the contract value is zero, all rights of the owner, Annuitant, or any other person will terminate.

Partial Surrenders. At any time during the life of the Annuitant and prior to the annuity commencement date, you may surrender a portion of the fixed account and/or the Variable Account. You must request partial surrender by a written request sent to Fortis Benefits' home office. We will not accept a partial surrender request from you unless the net proceeds payable to you, as a result of the request, are at least $500. This minimum amount may be as small as $100 for systematic withdrawal arrangements. We will surrender the entire cash surrender value under the contract if the total contract value in both the Variable Account and fixed account would be less than $1,000 after the partial surrender.

You should specify the subaccounts of the Variable Account or guarantee periods of the fixed account that you wish to partially surrender. If you do not specify, we take the partial surrender from the subaccounts and from the guarantee periods of the fixed account on a pro rata basis.

We will surrender Accumulation Units from the Variable Account and/or dollar amounts from the fixed account so that the total amount of the partial surrender equals the dollar amount of the partial surrender request. We will reduce the partial surrender by the amount of any applicable surrender charge. In addition, if the surrender is from a guarantee period other than the one-year guarantee period, we will reduce the amount payable to you by any negative Market Value Adjustment, or we will increase the amount payable to you by any positive Market Value Adjustment unless the surrender is (1) within 15 days before or 15 days after the expiration of a guarantee period, or (2) is a part of a formal Fortis Benefits program for the transfer or withdrawal of fixed account value. The partial surrender will be effective at the end of the Valuation Period in which we receive the written request for partial surrender at our home office. Payments will generally be made within seven days of the effective date of such request, although certain delays are permitted. See "Postponement of Payment".

The Internal Revenue Code provides that a penalty tax will be imposed on certain premature surrenders. For a discussion of this and other tax implications of total and partial surrenders, including withholding requirements, see "Federal Tax Matters". Also, under tax deferred annuity contracts pursuant to Section 403(b) of the Internal Revenue Code, no distributions of voluntary salary reduction amounts will be permitted prior to one of the following events: attainment of age 59 1/2 by the employee or the employee's separation from service, death, disability or hardship. (Hardship distributions will be limited to the lesser of the amount of the hardship or the amount of salary reduction contributions, exclusive of earnings thereon.)

TELEPHONE TRANSACTIONS

You or your representative may make certain requests under the contract by telephone if we have a written telephone authorization on file. These include requests for (1) transfers, (2) withdrawals, and (3) changes in purchase payment allocation instructions, dollar-cost averaging, portfolio rebalancing programs and systematic withdrawals. Our home office will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. These procedures may include, among others, (1) requiring some form of personal identification such as your address and social security number prior to acting upon instructions received by telephone, (2) providing written confirmation of such transactions, and/or (3) tape recording of telephone instructions. Your request for telephone transactions authorizes us to record telephone calls. We may be liable for any losses due to unauthorized or fraudulent instructions if we do not employ reasonable procedures. If we do employ reasonable procedures, we will not be liable for any losses due to unauthorized or fraudulent instructions. We reserve the right to place limits, including dollar limits, on telephone transactions.

BENEFIT PAYABLE ON DEATH OF CONTRACT OWNER (OR ANNUITANT)

If the owner dies prior to the annuity commencement date, we will pay a death benefit to the beneficiary. If the contract owner is not a natural person, we will pay a death benefit upon the death of the Annuitant prior to the annuity commencement date. In such case, if more than one Annuitant has been named, we will pay the death benefit payable upon the death of an Annuitant only upon the death of the last survivor of the persons so named.

The term "decedent" in the death benefit description below refers to the death of the contract owner unless the contract owner is not a natural person, in which case it refers to the death of the Annuitant. Also, the death benefit description refers to the age of the contract owner. If the contract owner is not a natural person, the relevant age will instead be that of the Annuitant's age.

Additionally, the death benefit description makes reference to "Pro Rata Adjustments." A pro rata adjustment is calculated separately for each withdrawal, creating a decrease in the death benefit proportional to the decrease the withdrawal makes in the contract value. Pro rata adjustments are made for amounts withdrawn for partial surrenders and any associated surrender charge (which shall be deemed to be an amount withdrawn), but not for any contract fee-related surrenders.

There are four alternative death benefits available under the contracts as set forth below. The death benefit payable under your contract will depend upon which of them you elect when you apply for a contract.

CONTRACT VALUE DEATH BENEFIT. The Contract Value Death Benefit is the contract value as of the date used for valuing the death benefit.

RETURN OF PREMIUM DEATH BENEFIT. The Return of Premium Benefit is the greatest of (1) or (2):

(1) The contract value as of the date used for valuing the death benefit.

(2) The sum of all purchase payments made, reduced by pro rata adjustments for each withdrawal.

CONTRACT ANNIVERSARY STEP-UP DEATH BENEFIT. The Contract Anniversary Step-Up Death Benefit is the greatest of (1), (2) or (3):

(1) The contract value as of the date used for valuing the death benefit.

(2) The sum of all purchase payments made, reduced by pro rata adjustments for each withdrawal.

(3) The highest Anniversary Value of each of the contract's anniversaries prior to the earlier of: (1) the decedent's death, or (2) the contract owner's attainment of age 81.

An Anniversary Value is equal to:

     (a) the contract value on the anniversary, plus

     (b) any purchase payments made since the anniversary, reduced by

     (c) pro rata adjustments for any withdrawals made since the anniversary.

5% ROLL-UP DEATH BENEFIT

The 5% Roll-Up Death Benefit will equal the greatest of (1), (2), or (3):

(1) The contract value as of the date used for valuing the death benefit.

(2) If the decedent dies prior to the date the owner reaches age 81, the amount of the death benefit is the lesser of (a) and (b), as follows:

     (a) the sum of:

       (i) the accumulation (without interest) of purchase payments, reduced by pro rata adjustments for any withdrawals; plus

       (ii) an amount equal to interest on such net accumulation value, as it is adjusted for each applicable purchase payment and pro rata adjustment, at an effective annual rate of 5.0%;

     or

     (b) 200% of (a)(i).

    The resulting amount (the lesser of (a) and (b)) will be referred to as the "Roll-Up Amount."

    If the decedent dies on or after the date the owner reaches age 81, the amount of the death benefit is equal to:

     (a) the "Roll-Up Amount" as of the date the owner reached age 81; plus

     (b) the accumulation (without interest) of purchase payments made on or after the date the owner reached age 81; reduced by

     (c) pro rata adjustments for any withdrawals made on or after the date the owner reached age 81.

(3) The highest Anniversary Value of each of the contract's anniversaries prior to the earlier of: (1) the decedent's death, or (2) the owner's attainment of age 81.

     An Anniversary Value is equal to:

     (a) the contract value on the anniversary, plus

     (b) any purchase payments made since the anniversary, reduced by

     (c) pro rata adjustments for any withdrawals made since the anniversary.

We describe the pro rata adjustments referred to above more fully in Appendix B at the end of this prospectus.

There is a limit on the amount of the death benefit that we will pay in excess of the contract value. The excess payable by us upon the death of any one person on all annuity policies issued by us will not be more than $500,000. If there are multiple annuity contracts providing a death benefit upon the death of an individual and the other contracts do not contain a similar limitation, the reduction of the death benefit by the amount of any such excess over $500,000 will be subtracted entirely from the death benefit payable under the contract offered by this prospectus. If there are multiple contracts and the other contracts do contain a similar limitation, the death benefit on all of such contracts will be reduced, each being reduced by a proportionate amount of any such excess.

The value of the death benefit is determined as of the end of the Valuation Period in which we receive, at our home office, proof of death and the written request as to the manner of payment. Upon receipt of these items, the death benefit generally will be paid within seven days. Under certain circumstances, payment of the death benefit may be postponed. See "Postponement of Payment." If we do not receive a written request for a settlement method, we will pay the death benefit in a single sum, based on values determined at that time.

The beneficiary may (1) receive a single sum payment, which terminates the contract, or (2) select an annuity option. If the beneficiary selects an annuity option, he or she will have all the rights and privileges of a payee under the contract. If the beneficiary desires an annuity option, the election should be made within 60 days of the date the death benefit becomes payable. Failure to make a timely election can result in unfavorable tax consequences. For further information, see "Federal Tax Matters."

We accept any of the following as proof of death: (1) a copy of a certified death certificate; (2) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; or (3) a written statement by a medical doctor who attended the deceased at the time of death.

The Internal Revenue Code requires that a Non-Qualified Contract contain certain provisions about an owner's death. We discuss these provisions below under "Federal Tax Matters--Required Distributions for Non-Qualified Contracts." It is imperative that written notice of the death of the owner be promptly transmitted to us at our home office, so that we can make arrangements for distribution of the entire interest in the contract to the beneficiary in a manner that satisfies the Internal Revenue Code requirements. Failure to satisfy these requirements may result in the contract not being treated as an annuity contract for federal income tax purposes with possible adverse tax consequences.

THE ANNUITY PERIOD

ANNUITY COMMENCEMENT DATE

You may specify an annuity commencement date in your application. The annuity commencement date marks the beginning of the period during which an Annuitant or other payee designated by the owner receives annuity payments under the contract. The annuity commencement date must be at least two years after the contract issue date. You should consult your sales representative in this regard.

The Internal Revenue Code may impose penalty taxes on amounts distributed either too soon or too late depending on the type of retirement arrangement involved. See "Federal Tax Matters". You should consider this carefully in selecting or changing an annuity commencement date.

You must submit a written request in order to advance or defer the annuity commencement date. We must receive the request at our home office at least 30 days before the then-scheduled annuity commencement date. The new annuity commencement date must also be at least 30 days after we receive the written request. You have no right to make any total or partial surrender during the Annuity Period.

COMMENCEMENT OF ANNUITY PAYMENTS

We may pay the entire contract value, rather than apply the amount to an annuity option if the contract value at the end of the Valuation Period which contains the annuity commencement date is less than $1,000. We would make the payment in a single sum to the Annuitant or other payee chosen by the owner and cancel the contract. We would not impose any charge other than the premium tax charge.

Otherwise, we will apply (1) the fixed account value to provide a Fixed Annuity Option and (2) the Variable Account value in any subaccount to provide a Variable Annuity Option using the same subaccount, unless you have notified us by written request to apply the fixed account value and Variable Account value in different proportions. We must receive written request at our home office at least 30 days before the annuity commencement date.

We will make annuity payments under a Fixed or Variable Annuity Option on a monthly basis to the Annuitant or other properly-designated payee, unless we agree to a different payment schedule. If you name more than one person as an Annuitant, you may elect to name one of such persons to be the sole Annuitant as of the annuity commencement date. We reserve the right to change the frequency of any annuity payment so that each payment will be at least $50 ($20 in Texas).

The amount of each annuity payment will depend on (1) the amount of contract value applied to an annuity option, (2) the form of annuity selected, and (3) the age of the Annuitant. For information concerning the relationship between the Annuitant's sex and the amount of annuity payments, including special requirements in connection with employee benefits plans, see "Calculations of Annuity Payments" in the Statement of Additional Information. The Statement of Additional Information also contains detailed information about how the amount of each annuity payment is computed.

The dollar amount of any fixed annuity payments is specified during the entire period of annuity payments according to the provisions of the annuity option selected. The dollar amount of variable annuity payments varies during the Annuity Period based on changes in Annuity Unit values for the subaccounts that you choose to use in connection with your payments.

RELATIONSHIP BETWEEN SUBACCOUNT INVESTMENT PERFORMANCE AND AMOUNT OF VARIABLE ANNUITY PAYMENTS

The amount of an annuity payment depends on the average effective net investment return of a subaccount during the period since the preceding payment as follows:

     - if the return is higher than the assumed annual interest rate which you elect, the Annuity Unit value will increase, and the second payment will be higher than the first; and

     - if the return is lower than the assumed annual interest rate which you elect, the Annuity Unit value will decrease, and the second payment will be lower than the first.

You may elect an assumed annual interest rate from 3% to 5% at the time that your annuity payments begin. If you do not make an election we will use a 3% assumed interest rate for setting your payments. Once you have chosen an interest rate, you may not change your election.

"Net investment return," for this purpose, refers to the subaccount's overall investment performance after deduction of the mortality and expense risk and administrative expense charges, which are assessed at an annual rate of 1.35%.

We guarantee that the amount of each variable annuity payment after the first payment will not be affected by variations in our mortality experience or our expenses.

Transfers During Annuity Period. A person receiving annuity payments may make up to four transfers a year among subaccounts. The current procedures for and conditions on these transfers are the same as we describe above under "Allocation of Purchase Payments and Contract Value--Transfers". We do not permit transfers from a Fixed Annuity Option during the Annuity Period.

ANNUITY OPTIONS

You may select an annuity option or change a previous selection by written request. We must receive your request at least 30 days before the annuity commencement date. You may select one annuity form, although payments under that form may be on a combination fixed and variable basis. If no annuity form selection is in effect on the annuity commencement date, we usually automatically apply Option B (described below), with payments guaranteed for ten years. However, federal pension law may require that we make default payments under certain retirement plans pursuant to plan provisions and/or federal law. Tax laws and regulations may impose further restrictions to assure that the primary purpose of the plan is distribution of the accumulated funds to the employee.

Your contract offers the following options for fixed and variable annuity payments. Under each of the options, we make payments as of the first Valuation Date of each monthly period, starting with the annuity commencement date.

Option A, Life Annuity. We do not make payments after the annuitant dies. It is possible for the annuitant to receive only one payment under this option, if the annuitant dies before the second payment is due.

Option B, Life Annuity with Payments Guaranteed for 10 Years to 20 Years. We continue payments as long as the annuitant lives. If the annuitant dies before we have made all of the guaranteed payments, we continue installments of the guaranteed payments to the beneficiary.

Option C, Joint and Full Survivor Annuity. We continue payments as long as either the annuitant or the joint annuitant is alive. We stop payments when both the annuitant and the joint annuitant have died. It is possible for the payee or payees to receive only one payment under this option if both annuitants die before the second payment is due.

Option D, Joint and One-Half Contingent Survivor Annuity. We continue payments as long as either the annuitant or the joint annuitant is alive. If the annuitant dies first, we continue payments to the joint annuitant at one-half the original amount. If the joint annuitant dies first, we continue payments to the annuitant at the original full amount. We stop payments when both the annuitant and the joint annuitant have died. It is possible for the payee or payees to receive only one payment under this option if both annuitants die before the second payment is due.

We also have other annuity options available. You can get information about them from your sales representative or by calling or writing to our home office.

DEATH OF ANNUITANT OR OTHER PAYEE

Under most annuity forms offered by us, the amounts, if any, payable on the death of the Annuitant during the Annuity Period are the continuation of annuity payments for any remaining guarantee period or for the life of any joint Annuitant. In all such cases, the person entitled to receive payments also receives any rights and privileges under the annuity form in effect.

Additional rules applicable to such distributions under Non-Qualified Contracts are described under "Federal Tax Matters--Required Distributions for Non-Qualified Contracts". Though the rules there described do not apply to contracts issued in connection with qualified plans, similar rules apply to the plans themselves.

CHARGES AND DEDUCTIONS

PREMIUM TAXES

We deduct state premium taxes as follows:

     - when imposed on purchase payments, we pay the amount on your behalf and deduct the amount from your contract value upon (1) our payment of surrender proceeds or death benefit or (2) annuitization of a contract, or

     - when imposed at the time annuity payments begin, we deduct the amount from your contract value.

Applicable premium tax rates depend upon your place of residence. Rates can change by legislation, administrative interpretations, or judicial acts.

ANNUAL ADMINISTRATIVE CHARGE

A $30 annual administrative charge is deducted from the contract value on each anniversary of the contract date. Some states require a lower administration charge. Therefore, your annual administrative charge may be lower. This charge helps to cover administrative costs incurred in:

     - issuing contracts,

     - establishing and maintaining records relating to contracts,

     - making regulatory filings and furnishing confirmation notices,

     - voting materials and other communications,

     - providing computer, actuarial and accounting services, and

     - processing contract transactions.

We will initially waive this charge during the Annuity Period, although we reserve the right to reinstitute it at any time. In addition, we will waive this charge during the Accumulation Period if the contract value is $25,000 or more at the end of the contract year. We will also waive this charge upon total surrender.

We will deduct the annual administrative charge by redeeming Accumulation Units from each subaccount of the Variable Account and by deductions from the fixed account. We will redeem Accumulation Units and make deductions in proportion to the allocation of contract value among both:

     - the subaccounts of the Variable Account, and

     - the fixed account

If you totally surrender the contract and the contract value is less than $25,000, we will deduct the full annual administration charge at the time of surrender.

There will be no Market Value Adjustments for deductions from the fixed account. If you have contract value allocated to more than one guarantee period of the fixed account, the deduction from each will be proportionate.

CHARGES AGAINST THE VARIABLE ACCOUNT

Mortality and Expense Risk Charge. We assess each subaccount of the Variable Account with a daily charge for mortality and expense risk. The amount of the mortality and expense risk charge depends on the death benefit you have elected. If you have elected the Standard Death Benefit, the charge, on an annual basis, is equal to .75% of the assets you have in each subaccount. If you have elected an enhanced death benefit, the charge, on an annual basis, is equal to 1.05% for the Return of Premium Enhanced Death Benefit, 1.15% for the Annual Ratchet Enhanced Death Benefit or 1.30% for the Annual Ratchet & 5% Roll-Up Enhanced Death Benefit, of the assets you have in each subaccount. We guarantee not to increase this charge for the duration of the contract. This charge is assessed during both the Accumulation Period and is reduced to 1.25%, irrespective of which death benefit you have elected, during the Annuity Period.

The mortality risk borne by us arises from our obligation to make annuity payments (determined in accordance with the annuity tables and other provisions contained in the contract) for the full life of all Annuitants regardless of how long all Annuitants or any individual Annuitant might live. In addition, we bear a mortality risk in that we guarantee to pay a death benefit upon the death of an owner (or Annuitant if the owner is not a natural person) prior to the annuity commencement date. We do not impose a surrender charge upon payment of a death benefit. This places a further mortality risk on us.

The expense risk we assume is that actual expenses incurred in connection with issuing and administering the contract will exceed the limits on administrative charges set in the contract.

We bear the loss if the administrative charges and the mortality and expense risk charge are insufficient to cover the expenses and costs assumed. Conversely, we profit if the amount deducted proves more than sufficient.

Administrative Expense Charge. We assess each subaccount of the Variable Account with a daily charge at an annual rate of .10% of the average daily net assets of the subaccount. We assess this charge during both the Accumulation Period and the Annuity Period. This charge helps cover administrative costs such as those incurred in issuing contracts, establishing and maintaining the records relating to contracts, making regulatory filings and furnishing confirmation notices, voting materials and other communications, providing computer, actuarial and accounting services, and processing contract transactions. There is no necessary relationship between the amount of administrative charges assessed on a given contract and the amount of expenses actually incurred for that contract.

TAX CHARGE

We currently impose no charge for taxes payable by us in connection with the contract, other than for applicable premium taxes. We reserve the right to impose a charge for any other taxes that may become payable by us in the future for the contracts or the Variable Account.

The annual administrative charge and charges against the Variable Account described above are for the purposes described. We may receive a profit as a result of these charges.

SURRENDER CHARGE

We do not deduct a sales charge from purchase payments. We deduct surrender charges on certain total or partial surrenders. We use the revenues from surrender charges to partially pay our expenses in the sale of the contracts, including (1) commissions, (2) promotional, distribution and marketing expenses, and (3) costs of printing and distribution of prospectuses and sales material.

Free Surrenders. You can withdraw the following amounts from the contract without a surrender charge:

     - Any purchase payments that we received nine years or more prior to the surrender date and that you have not previously surrendered.

All purchase payments not subject to a surrender charge are deemed to be withdrawn first. After all purchase payments not subject to a surrender charge have been withdrawn, all purchase payments subject to a surrender charge are deemed to be withdrawn next. Earnings are deemed to be withdrawn last and are not subject to a surrender charge when withdrawn.

We do not impose a surrender charge on (1) annuitization or (2) payment of a single sum because less than the minimum required contract value is available to provide an annuity at the annuity commencement date or (3) payment of any death benefit.

In addition, we have an administrative policy to waive surrender charges for full surrenders of contracts that have been in force for at least ten years if the amount then subject to the surrender charge is less than 25% of the contract value. We reserve the right to change or terminate this practice at any time, both for new and for previously issued contracts.

Amount of Surrender Charge. We only apply surrender charges if the amount being withdrawn exceeds the sum of the amounts listed above under "Free Surrenders". The surrender charges are:

     NUMBER OF YEARS         SURRENDER CHARGE
      SINCE PURCHASE        AS A PERCENTAGE OF
   PAYMENT WAS APPLIED       PURCHASE PAYMENT
   -------------------      ------------------
       Less than 1                  9%
At least 1 but less than 2          8%
At least 2 but less than 3          7%
At least 3 but less than 4          6%
At least 4 but less than 5          5%
At least 5 but less than 6          4%
At least 6 but less than 7          3%
At least 7 but less than 8          2%
At least 8 but less than 9          1%
        9 or more                   0%

We anticipate the surrender charge will not be sufficient to cover our distribution expenses. To the extent that the surrender charge is insufficient, we will pay such costs from our general account assets. These assets will include any profit that we derive from the mortality and expense risk charge.

Nursing Care/Hospitalization Waiver of Surrender Charges. We do not deduct surrender charges for a total or partial withdrawal:

     - after a covered person has been confined in a hospital or skilled health care facility for at least 60 consecutive days and the covered person continues to be confined in the hospital or skilled care facility when the request is made, or

     - within 60 days following a covered person's discharge from a hospital or skilled health care facility after confinement of at least 60 consecutive days.

Confinement must begin after the effective date of this provision.

Covered persons are the contract owner or owners and the spouse of any contract owner if the spouse is the Annuitant. We will not waive surrender charges when a confinement is due to (1) substance abuse, or (2) mental or personality disorders without a demonstrable organic disease. We consider a degenerative brain disease such as Alzheimer's Disease an organic disease.

We provide this nursing care/hospitalization waiver of surrender charges by means of a rider to the contract. This rider has not been approved in all states. When you apply for a contract, you should check with your Fortis Benefits representative to determine if this rider is available in your state.

DISABILITY WAIVER OF SURRENDER CHARGES

We will waive surrender charges on total or partial surrenders under the following circumstances:

(1) if you become totally disabled after the contract is issued, or

(2) if the owner is a non-natural person, and the Annuitant becomes totally disabled after the contract is issued.

However, waivers of surrender charges are subject to the following conditions:

(1) We will only waive surrender charges on total or partial surrenders of purchase payments that were made prior to the owner's or the Annuitant's total disability, and

(2) the owner's or the Annuitant's total disability must have begun before the owner or the Annuitant has reached age 64, and

(3) the owner's or the Annuitant's total disability must have been continuous for a period of twelve months or more.

This benefit terminates on the 65th birthday of the owner, or the 65th birthday of the Annuitant if the owner is a non-natural person.

"Total Disability" means:

     - the inability to engage in an occupation for compensation or profit.

"Occupation" has one of two definitions. The applicable definition depends on the length of the disability. "Occupation" is defined as:

(1) the inability to perform the substantial and material duties of the owner's or the Annuitant's regular occupation during the first twelve months of disability, and

(2) any job suited to the owner's or the Annuitant's education, training, or experience after the first twelve months of disability.

We provide this "Disability Waiver of Surrender Charges" by attaching a rider to the contract. This rider has not been ap-proved in all states. You should check with your sales representative to determine if this rider is available in your state.

MISCELLANEOUS

The Variable Account invests in shares of the portfolios. Therefore, the net assets of the Variable Account will reflect the investment advisory fees and certain other expenses incurred by the portfolios and described in their prospectus.

REDUCTION OF CHARGES

We will not impose a surrender charge under any contract owned by:

(A) Fortis, Inc. or its subsidiaries, and the following persons associated with such companies, if at the contract issue date they are:

     (1) officers and directors;

     (2) employees; or

     (3) spouses of any such persons or any of such persons' children, grandchildren, parents, grandparents, or siblings--or spouses of any of these persons;

(B) Series Fund directors, officers, or their spouses (or such persons' children, grandchildren, parents or grandparents, or spouses of any such persons); and

(C) representatives or employees (or their spouses) of Fortis Investors (including agencies) or of other broker-dealers having a sales agreement with Fortis Investors (or such persons' children, grandchildren, parents, or grandparents, or spouses of any such persons).

GENERAL PROVISIONS

THE CONTRACTS

The entire contract includes any application, amendment, rider, endorsement, and revised contract pages. Only an officer of Fortis Benefits can agree to change or waive any provision of a contract. Any change or waiver must be in writing and signed by an officer of Fortis Benefits.

The contracts are non-participating and do not share in dividends or earnings of Fortis Benefits.

POSTPONEMENT OF PAYMENT

We may defer for up to 15 days the payment of any amount attributable to a purchase payment made by check to allow the check reasonable time to clear. For a description of other circumstances in which amounts payable out of Variable Account assets could be deferred, see "Postponement of Payments" in the Statement of Additional Information. We may also defer payment of surrender proceeds payable out of the fixed account for a period of up to 6 months.

MISSTATEMENT OF AGE OR SEX AND OTHER ERRORS

If the Annuitant's age or sex was misstated, we pay the amount that the purchase payments paid would have purchased at the correct age and sex. If we make any overpayment because of incorrect information about age or sex, or any other miscalculation, we deduct the overpayment from the next payment due. We add underpayments to the next payment. We credit or charge the amount of any adjustment with interest at the rate of 3% annually.

ASSIGNMENT

Owners and payees may assign their rights and interests under a Qualified Contract only in certain narrow circumstances referred to in the contract. Owners and other payees may assign their rights and interests under Non-Qualified Contracts, including their ownership rights.

We take no responsibility for the validity of any assignment. Owners and payees must make a change in ownership rights in writing and send it to our home office. The change will be effective on the date made, although we are not bound by a change until the date we record it.

The rights under a contract are subject to any assignment of record at our home office. An assignment or pledge of a contract may have adverse tax consequences. See below under "Federal Tax Matters".

BENEFICIARY

You may name or change a beneficiary or a contingent beneficiary before the annuity commencement date. You must send a written request of the change to Fortis Benefits. Certain retirement programs may require spousal consent to name or change a beneficiary. Applicable tax laws and regulations may limit the right to name a beneficiary other than the spouse. We are not responsible for the validity of any change. A change will take effect as of the date it is signed but will not affect any payments we make or action we take before receiving the written request. We also need the consent of any irrevocably named person before making a requested change.

Upon the death of an owner, or Annuitant if the owner is not a natural person, prior to the annuity commencement date, the beneficiary will be deemed as follows:

     - If there is any surviving owner, the surviving owner will be the beneficiary (this overrides any other beneficiary designation).

     - If there is no surviving owner, the beneficiary will be the beneficiary designated by the owner.

     - If there is no surviving owner and no surviving beneficiary who has been designated by the owner, then the estate of the last surviving owner will be the beneficiary.

REPORTS

We will mail to the owner (or to the person receiving payments during the Annuity Period), at the last known address of record, any report and communication required by any applicable law or regulation. You should therefore give us prompt written notice of any address change. This will include annual audited financial statements of the portfolios, but not necessarily of the Variable Account or Fortis Benefits.

RIGHTS RESERVED BY FORTIS BENEFITS

We reserve the right to make certain changes if, in our judgment, they would best serve the interests of owners and Annuitants or would be appropriate in carrying out the purposes of the con-tracts. We will make any change only as permitted by applicable laws. We will obtain your approval of the changes and approval from any appropriate regulatory authority if required by law. Examples of the changes we may make include:

     - To operate the Variable Account in any form permitted under the Investment Company Act of 1940 or in any other form permitted by law.

     - To transfer any assets in any subaccount to another subaccount, or to one or more separate accounts, or to the fixed account; or to add, combine, or remove subaccounts in the Variable Account.

     - To substitute, for the portfolio shares held in any subaccount, the shares of another portfolio or the shares of another investment company or any other investment permitted by law.

     - To make any changes required by the Internal Revenue Code or by any other applicable law in order to continue treatment of the contract as an annuity.

     - To change the time or time of day at which a Valuation Date is deemed to have ended.

     - To make any other necessary technical changes in the contract in order to conform with any action the above provisions permit us to take, including to change the way we assess charges, but without increasing as to any then outstanding contract the aggregate amount of the types of charges that we have guaranteed.

DISTRIBUTION

Fortis Investors, Inc. ("Fortis Investors") is the principal underwriter of the contracts. The contracts will be sold by individuals who are licensed by state insurance authorities to sell the contracts of Fortis Benefits, and (1) are registered representatives of Fortis Investors, or (2) are registered representatives of other broker-dealer firms or (3) are representatives of other firms that are exempt from broker dealer regulation. Fortis Investors and any other broker-dealer firms are (1) registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as broker-dealers, and (2) members of the National Association of Securities Dealers, Inc.

Fortis Investors will pay an allowance to its registered representatives and selling brokers in varying amounts. Fortis Investors does not expect the allowances under normal circumstances to exceed 6.00% of purchase payments plus a servicing fee of .25% of contract value per year, starting in the second contract year.

Fortis Investors may, under certain flexible compensation arrangements, pay lesser or greater selling allowances and larger or smaller service fees to its registered representatives and other broker dealer firms than as set forth above. However, in such case, such flexible compensation arrangements will have actuarial present values that are approximately equivalent to the amounts of the selling allowances and service fees set forth above. Additionally, registered representatives, broker-dealer firms and exempt firms may qualify for additional compensation based upon meeting certain production standards. Fortis Investors may charge back commissions paid to others if the contract upon which the commission was paid is surrendered or cancelled within certain specified time periods.

Fortis Benefits paid a total of $32,874,801, $48,774,402 and $XXXXX to Fortis Investors for annuity contract distribution services during 1998, 1999 and 2000, respectively. $5,389,151 in 1998, $7,643,966 in 1999 and $XXXX in 2000 was not
reallowed to other broker-dealers or exempt firms. In the distribution agreement, Fortis Benefits has agreed to indemnify Fortis Investors (and its agents, employees, and controlling persons) for certain damages and expenses, including those arising under federal securities laws.

Fortis Benefits or Fortis Investors may also provide additional compensation to broker-dealers in connection with sales of contracts. Compensation may include financial assistance to broker-dealers in connection with (1) conferences, (2) sales or training programs for their employees, (3) seminars for the public, (4) advertising, (5) sales campaigns regarding contracts, and (6) other broker-dealer sponsored programs or events. Compensation may also include trips taken by invited sales representatives and their family members to locations within or without the United States for business meetings or seminars. Fortis Benefits or Fortis Investors may pay travel expenses that arise from these trips.

See Notes to Fortis Benefits' Financial Statements as to amounts it has paid to Fortis, Inc. for various services.

Fortis Investors is an indirect subsidiary of Fortis (NL)N.V. and Fortis (B). Fortis Investors is under common control with Fortis Benefits. Fortis Investors' principal business address is the same as that of our home office. Fortis Investors is not obligated to sell any specific amount of interests under the contracts.

FEDERAL TAX MATTERS

The following description is a general summary of the tax rules, primarily related to federal income taxes. These rules are based on laws, regulations and interpretations that are subject to change at any time. This summary is not comprehensive. We do not intend it as tax advice. Federal estate and gift tax considerations, as well as state and local taxes, may also be material. You should consult a qualified tax adviser as to the tax implications of taking any action under a contract or related retirement plan.

NON-QUALIFIED CONTRACTS

Section 72 of the Internal Revenue Code ("Code") governs the taxation of annuities in general. Neither you nor any other person may exclude or deduct purchase payments under Non-Qualified Contracts from gross income. However, you are not currently taxed, until receipt, on any increase in the accumulated value of a Non-Qualified Contract that results from (1) the investment performance of the Variable Account, or (2) interest credited to the fixed account. Owners who are not natural persons ARE taxed annually on any increase in the contract value subject to exceptions. You may wish to discuss this with your tax adviser.

The following discussion applies generally to contracts owned by natural persons.

In general, surrenders or partial withdrawals under contracts are taxed as ordinary income to the extent of the accumulated income or gain under the contract. If you assign or pledge any part of the value of a contract, you pay on the value so pledged or assigned to the same extent as a partial withdrawal.

With respect to annuity payment options, the tax consequences may vary depending on the option elected under the contract. Until the "investment in the contract" is recovered, generally only the portion of the annuity payment that represents the amount by which the contract value exceeds the "investment in the contract" will be taxed. In general, "investment in the contract" is the aggregate amount of purchase payments made. After recovery of an Annuitant's or other payee's "investment in the contract," the full amount of any additional annuity payments is taxable.

For variable annuity payments, in general, the taxable portion of each annuity payment (prior to recovery of the "investment in the contract") is the amount of the payment less the nontaxable portion. The nontaxable portion of each payment is the "investment in the contract" divided by the total number of expected annuity payments.

For fixed annuity payments, in general, prior to recovery of the "investment in the contract," there is no tax on the amount of each payment that bears the same ratio to that payment as the "investment in the contract" bears to the total expected value of the annuity payments for the term of the payments. However, the remainder of each annuity payment is taxable. The taxable portion of a distribution (in the form of an annuity or a single sum payment) is taxed as ordinary income.

For purposes of determining the amount of taxable income resulting from distributions, all contracts and other annuity contracts we or our affiliates issue to you within the same calendar year will be treated as if they were a single contract.

You, or any other payee, will pay a 10% penalty on the taxable portion of a "premature distribution." Generally, an amount is a "premature distribution" unless the distribution is:

     - made on or after you or another payee reach age 59 1/2, or is

     - made to a beneficiary on or after your death, or is

     - made upon your disability or that of another payee, or is

     - part of a series of substantially equal annuity payments for your life or life expectancy, or is

     - part of a series of substantially equal annuity payments for the life or life expectancy of you AND your beneficiary.

Premature distributions may result, for example, from:

     - an early annuity commencement date

     - an early surrender or partial surrender of a contract

     - an assignment of a contract

     - the early death of an Annuitant other than you or another person receiving annuity payments under the contract

If you transfer ownership of a contract, or designate an Annuitant or payee other than yourself, you may have certain income or gift tax consequences that are beyond the scope of this discussion. If you are contemplating any transfer or assignment of a contract, you should contact a competent tax adviser.

REQUIRED DISTRIBUTIONS FOR NON-QUALIFIED CONTRACTS

In order that a Non-Qualified Contract be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Code requires:

     - if any person receiving annuity payments dies on or after the annuity commencement date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of the person's death; and

     - if you die prior to the annuity commencement date, the entire interest in the contract will be distributed:

       - within five years after your death, or

       - as annuity payments that will begin within one year of your death and will be made over your designated beneficiary's life or over a period not extending beyond the life expectancy of that beneficiary.

However, if the owner's designated beneficiary is the surviving spouse, the surviving spouse may continue the contract as the new contract owner. Where the owner or other person receiving payments is not a natural person, the required distributions under Section 72(A) apply on the death of the primary Annuitant.

The Internal Revenue Service has not issued regulations interpreting the requirements of Section 72(s) (although it has issued proposed regulations interpreting similar requirements for qualified plans). We intend to review and modify the contract if necessary to ensure that it complies with the requirements of Section 72(s) when clarified by regulation or otherwise.

Generally, the above requirements will be satisfied with a single sum payment where the death occurs prior to the annuity commencement date. A single sum payment will be subject to proof of the owner's death. The beneficiary, however, may elect by written request to receive an annuity option instead of a lump sum payment. However, if the election is not made within 60 days of the date the single sum death benefit otherwise becomes payable, the IRS may disregard the election for tax purposes and tax the beneficiary as if a single sum payment had been made.

QUALIFIED CONTRACTS

The contracts may be used with several types of tax-qualified plans. The tax rules applicable to owners, Annuitants, and other payees vary according to the type of plan and the terms and conditions of the plan itself. In general, purchase payments made under a tax qualified plan on your behalf are excludable from your gross income during the Accumulation Period. The portion, if any, of any purchase payment that is not excluded from your gross income during the Accumulation Period constitutes your "investment in the contract".

When annuity payments begin, you will receive back your "investment in the contract" if any, as a tax-free return of capital. The Code provides which portion of each payment is taxable and which portion is tax free. These rules may vary depending on the type of tax qualified plan.

The contracts are available in connection with the following types of retirement plans:

     - Section 403(b) annuity plans for employees of certain tax-exempt organizations and public education institutions;

     - Section 401 or 403(a) qualified pension, profit-sharing, or annuity plans;

     - Individual retirement annuities ("IRAs") under Section 408(b);

     - Simplified employee pension plans ("SEPs") under Section 408(k);

     - SIMPLE IRA Plans under Section 408(p); and

     - Section 457 unfunded deferred compensation plans of tax-exempt organizations and private employer unfunded deferred compensation plans.

The tax implications of these plans are further discussed in the Statement of Additional Information under the heading "Taxation Under Certain Retirement Plans".

WITHHOLDING

Annuity payments and other amounts received under contracts are subject to income tax withholding unless the recipient elects not to have taxes withheld. The amounts withheld will vary among recipients depending on the tax status of the individual and the type of payments from which taxes are withheld.

Despite the recipient's election, the Code may require withholding from certain payments outside the United States. The Code may also require withholding from certain distributions from certain types of qualified retirement plans, unless the proceeds are transferred directly from the qualified plan to another qualified retirement plan. Moreover, special "backup withholding" rules may require us to disregard the recipient's election if the recipient fails to supply us with a "TIN" or taxpayer identification number (social security number for individuals), or if the Internal Revenue Service notifies us that the TIN provided by the recipient is incorrect.

PORTFOLIO DIVERSIFICATION

The United States Treasury Department has adopted regulations under Section 817(h) of the Code that set forth diversification requirements for investments underlying Non-Qualified Contracts. We believe that the investments will satisfy these requirements. Failure to do so would result in immediate taxation to you or another person of all income credited to Non-Qualified Contracts. Also, current regulations do not provide guidance as to any circumstances in which control over allocation of values among different investment alternatives may cause you or another person receiving annuity payments to be treated as the owners of Variable Account assets for tax purposes. We reserve the right to amend the contracts in any way necessary to avoid any such result. The Treasury Department may establish standards in this regard through regulations or rulings. Such standards may apply only prospectively, although retroactive application is possible if the Treasury Department considered such standards not to embody a new position.

CERTAIN EXCHANGES

Section 1035 of the Code provides generally that no gain or loss will be recognized under the exchange of a life insurance or annuity contract for an annuity contract. Thus, a properly completed exchange pursuant to the special annuity contract exchange form we provide for this purpose is not generally a taxable event under the Code. Moreover, your investment in the contract will be the same as your investment in the product you exchanged out of.

Because of the complexity of these and other tax aspects in connection with an exchange, you should consult a tax adviser before making any exchange.

TAX LAW RESTRICTIONS AFFECTING SECTION 403 PLANS

Section 403(b)(11) of the Internal Revenue Code restricts the distribution under
Section 403(b) annuity contracts of:

(1) elective contributions made for years beginning after December 31, 1988;

(2) earnings on those contributions; and

(3) earnings on amounts held as of December 31, 1988.

Distribution of these amounts may only occur upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, we may not distribute income attributable to elective contributions made after December 31, 1988.

FURTHER INFORMATION ABOUT FORTIS BENEFITS

GENERAL

We offer and sell insurance products, including fixed and variable life insurance policies, fixed and variable annuity contracts, and group life, accident and health insurance policies. We market our products to small businesses and individuals through a national network of independent agents, brokers, and financial institutions.

OWNERSHIP OF SECURITIES

All of Fortis Benefits' outstanding shares are owned by Interfinancial, Inc., which is itself wholly owned by Fortis, Inc., both having an address of One Chase Manhattan Plaza, New York, N.Y. 10005. Fortis, Inc., in turn is wholly owned by Fortis International, Inc., which is wholly owned by AMEV/VSB 1990 N.V., both of which share the same address with N.V. AMEV., Archimedeslaan 10, 3584 BA, Utrecht, The Netherlands. AMEV/ VSB 1990 N.V. is 50% owned by Fortis
(NL)N.V. and 50% owned, through certain subsidiaries, by Fortis (B), Boulevard Emile Jacqmain 53, 1000 Brussels, Belgium.

SELECTED FINANCIAL DATA

The following is a summary of certain financial data of Fortis Benefits. This summary has been derived in part from the financial statements of Fortis Benefits included elsewhere in this prospectus. You should read the following along with these financial statements.

                                                                               YEAR ENDED DECEMBER 31,
                                                          ------------------------------------------------------------------
                    (IN THOUSANDS)                           2000          1999          1998          1997          1996
                    --------------                           ----          ----          ----          ----          ----
INCOME STATEMENT DATA
  Premiums and policy charges.........................    $             $1,403,291    $1,299,770    $1,238,006    $1,295,878
  Net investment income...............................                     238,698       234,043       228,724       206,023
  Net realized gains (losses) on investment...........                      25,962        52,404        41,101        25,731
  Other income........................................                      53,848        44,671        36,458        31,725
                                                          ----------    ----------    ----------    ----------    ----------
  TOTAL REVENUES......................................    $             $1,721,799    $1,630,888    $1,544,289    $1,559,357
                                                          ==========    ==========    ==========    ==========    ==========
  Total benefits and expenses.........................    $             $1,598,266    $1,538,604    $1,442,059    $1,470,066
  Federal Income taxes................................                      40,327        30,402        35,120        31,099
  Net income..........................................                      83,206        61,882        67,110        58,192
BALANCE SHEET DATA
  Total assets........................................    $             $9,610,139    $7,578,055    $6,819,484    $5,951,876
  Total liabilities...................................                   8,760,587     6,692,587     5,939,378     5,171,203
  Total shareholder's equity..........................                     849,552       885,468       880,106       780,673

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

2000 COMPARED TO 1999

[To Be Inserted]

1999 COMPARED TO 1998

REVENUES

The Company's major products are group disability and dental, group medical, group life, and annuity and individual life insurance coverages sold through a network of independent agents and brokers. In the fourth quarter of 1999, the Company assumed a block of business from an affiliated Company, United Family Life Insurance Company. This assumed business is primarily pre-need life insurance designed to pre-fund funeral expenses and is sold as individual and group life and annuity products. Pre-need business represents $36 million in gross premium in 1999. Group disability and dental, group medical, group life, annuity and individual life and pre-need represented 39%,32%, 18%, 8% and 3%, respectively of premium in 1999 and 38%, 36%, 19%, 7% and 0% respectively in 1998. The Company had less capital gains from fixed income investments in 1999 as compared to 1998. During 1999, the Company decreased its common stock holdings as a result of investment portfolio realignment which resulted in equity gains.

The Company continues to match investment portfolio composition to liquidity needs and capital requirements. Changes in interest rates during 1999 and 1998 resulted in recognition of realized gains and losses upon sales of securities.

BENEFITS

The total year-to-date policyholder benefit to premium ratio decreased to 80% in 1999 from 83% in 1998. The group disability and dental, group medical, group life, annuity and individual life, and pre-need benefit to premium ratios for the year ended December 31, were 83%, 80%, 70%, 94%, and 87% respectively in 1999 and 83%, 85%, 73%, 108% and 0% respectively in 1998. The group medical business experienced a lower premium to benefit ratio due to rate increases and better management of claims. Group life had improved mortality in 1999. The annuity and individual life business also experienced strong market performance, in addition to lower interest crediting on the Company's interest sensitive and investment products.

EXPENSES

Commission rates have decreased from the levels in 1998. This is primarily due to changes in the mix of business by product lines as well as the change in first year versus renewal premiums.

The Company's general and administrative expense to premium ratio decreased slightly to 22% in 1999 down from 23% in 1998. A principal reason for this expense reduction is the combining of three group medical cost centers into one. The Company continued to monitor expenses, striving to improve the expense to premium ratio, while maintaining quality and timely services to policyholders.

MARKET RISK AND RISK MANAGEMENT

Interest rate risk is the Company's primary market risk exposure. Substantial and sustained increases and decreases in market interest rates can affect the profitability of insurance products and market value of investments. The yield realized on new investments generally increases or decreases in direct relationship with interest rate changes. The market value of the Company's fixed maturity and mortgage loan portfolios generally increases when interest rates decrease, and decreases when interest rates increase.

Interest rate risk is monitored and controlled through asset/ liability management. As part of the risk management process, different economic scenarios are modeled, including cash flow testing required for insurance regulatory purposes, to determine that existing assets are adequate to meet projected liability cash flows. A major component of the Company's asset/liability management program is structuring the investment portfolio with cash flow characteristics consistent with the cash flow characteristics of the Company's insurance liabilities. The Company uses computer models to perform simulations of the cash flow generated from existing insurance policies under various interest rate scenarios. Information from these models is used in the determination of interest crediting strategies and investment strategies. The asset/liability management discipline includes strategies to minimize exposure to loss as market interest rates change. On the basis of these analyses, management believes there is no material solvency risk to the Company with respect to interest rate movements up or down of 100 basis points from year-end levels.

Equity market risk exposure is not significant. Equity investments in the general account are not material enough to threaten solvency and contractowners bear the investment risk related to the variable products. Therefore, the risks associated with the investments supporting the variable separate accounts are assumed by contractowners, not by the Company. The Company provides certain minimum death benefits that depend on the performance of the variable separate accounts. Currently the majority of these death benefit risks are reinsured which then protects the Company from adverse mortality experience and prolonged capital market decline.

LIQUIDITY AND CAPITAL RESOURCES

The market value of cash, short-term investments and publicly traded bonds and stocks is at least equal to all policyholder reserves and liabilities. The Company's portfolio is readily marketable and convertible to cash to a degree sufficient to provide for short-term needs. The Company consistently monitors its liability durations and invests assets accordingly. The Company has no material commitments or off-balance sheet financing arrangements, which would reduce sources of funds in the upcoming year.

The National Association of Insurance Commissioners has implemented risk-based capital standards to determine the capital requirements of a life insurance company based upon the risks inherent in its operations. These standards require the computation of a risk-based capital amount which is then compared to a company's actual total adjusted capital. Based upon current calculations using these risk-based capital standards, the Company's percentage of total adjusted capital is in excess of ratios, which would require regulatory attention.

The Company's fixed maturity investments consisted of XX% investment grade bonds as of December 31, 2000 and the Company does not expect this percentage to change significantly in the future.

YEAR 2000

[To Be Inserted]

VOTING PRIVILEGES

In accordance with our view of current applicable law, we will vote shares of each of the portfolios attributable to a contract at regular and special meetings of the shareholders of the portfolios. We will vote those shares in proportion to instructions we receive from the persons having the voting interest in the contract as of the record date for the corresponding portfolio shareholders meeting. Owners have the voting interest during the Accumulation Period, persons receiving annuity payments have the voting interest during the Annuity Period, and beneficiaries have the voting interest after the death of the Annuitant or owner. However, if the Investment Company Act of 1940 or any rules thereunder should be amended or if the present interpretation thereof should change, and as a result we determine that we are permitted to vote shares of the portfolios in our own right, we may elect to do so.

We determine the number of shares of a portfolio attributable to a contract as follows:

     - During the Accumulation Period, we divide the amount of contract value in a subaccount by the net asset value of one share of the portfolio corresponding to that subaccount. We make this calculation as of the record date for the applicable portfolio.

     - During the Annuity Period, or after the death of the Annuitant or owner, we make a similar calculation. However, for subaccount value we use the liability for future variable annuity payments allocable to that subaccount as of the record date for the applicable portfolio. We calculate the liability for future variable annuity payments on the basis of the following on the record date:

       - mortality assumptions,

       - the assumed interest rate used in determining the number of Annuity Units under the contract, and

       - the applicable Annuity Unit value

During the Annuity Period, the number of votes attributable to a contract will generally decrease since funds set aside to make the annuity payments will decrease.

We will vote shares for which we have not received timely instructions, and any shares attributable to excess amounts we have accumulated in the related subaccount, in proportion to the voting instructions which we receive for all contracts and other variable annuity contracts participating in a portfolio. To the extent that we or any affiliated company holds any shares of a portfolio, those shares will be voted in the same proportion as instructions for that portfolio from all our policy holders holding voting interests in that portfolio. Shares held by separate accounts other than the Variable Account will in general be voted in accordance with instructions of owners in such other separate accounts. This diminishes the relative voting influence of the contracts.

Each person having a voting interest in a subaccount of the Variable Account will receive proxy material, reports and other materials relating to the appropriate portfolio. Under the procedures described above, these persons may give instructions regarding:

     - the election of the Board of Directors of the portfolios,

     - ratification of the selection of a portfolio's independent auditors,

     - the approval of the investment managers of a portfolio,

     - changes in fundamental investment policies of a portfolio, and

     - all other matters that are put to a vote of portfolio shareholders

LEGAL MATTERS

David A. Peterson, Esquire, Vice President and Assistant General Counsel with our legal department has passed on the legality of the contracts described in this prospectus. Messrs. Freedman, Levy, Kroll & Simonds, Washington, D.C., have advised Fortis Benefits on certain federal securities law matters.

OTHER INFORMATION

We have filed Registration Statements with the Securities and Exchange Commission under the Securities Act of 1933 as amended, with respect to the contracts discussed in this prospectus. We have not included in the prospectus all of the information set forth in the Registration Statement, amendments, and exhibits thereto. We intend statements contained in this prospectus about the content of the contracts and other legal instruments to be summaries. For a complete statement of the terms of these documents, you should refer to the instruments filed with the Securities and Exchange Commission.

A Statement of Additional Information is available upon request. Its contents are as follows:

CONTENTS OF STATEMENT OF ADDITIONAL
INFORMATION

Fortis Benefits and the Variable Account.......
Calculation of Annuity Payments................
Postponement of Payments.......................
Services.......................................
  - Safekeeping of Variable Account Assets.....
  - Experts....................................
  - Principal Underwriter......................
Taxation Under Certain Retirement Plans........
Withholding....................................
Other Information..............................
Variable Account Financial Statements..........
APPENDIX A--Performance Information............

FORTIS BENEFITS FINANCIAL STATEMENTS

The financial statements of Fortis Benefits that are included in this prospectus should be considered primarily as bearing on our ability to meet our obligations under the contracts. The contracts are not entitled to participate in our earnings, dividends or surplus.

[To Be Inserted]

APPENDIX A--SAMPLE MARKET VALUE ADJUSTMENT CALCULATIONS

The formula which will be used to determine the Market Value Adjustment is:

                 1 + I           n/12
              ------------               - 1
         (    1 + J + .005  )

Sample Calculation 1: Positive Adjustment

Amount withdrawn or transferred                          $10,000
Existing Guarantee Period                                7 years
Time of withdrawal or transfer                           beginning of 3rd year of Existing Guarantee Period
Guaranteed Interest Rate (I)                             8%*
Guaranteed Interest Rate for new 5-year guarantee (J)    7%*
Remaining Guarantee Period (N)                           60 months
Market Value Adjustment

                   1 + .08           60/12
$10,000 X       --------------                - 1         = $234.73
           [(   1 + .07 + .005  )                  ]

    Amount transferred or withdrawn (adjusted for Market Value Adjustment):
                                   $10,234.73

Sample Calculation 2: Negative Adjustment

Amount withdrawn or transferred                          $10,000
Existing Guarantee Period                                7 years
Time of withdrawal or transfer                           beginning of 3rd year of Existing Guarantee Period
Guaranteed Interest Rate (I)                             8%*
Guaranteed Interest Rate for new 5-year guarantee (J)    9%*
Remaining Guarantee Period (N)                           60 months
Market Value Adjustment:

                   1 + .08           60/12                = --
$10,000 X       --------------                - 1         $666.42
           [(   1 + .09 + .005  )                  ]

    Amount transferred or withdrawn (adjusted for Market Value Adjustment):
                                   $9,333.58

Sample Calculation 3: Negative Adjustment

Amount withdrawn or transferred                          $10,000
Guarantee Period                                         7 years
Time of withdrawal or transfer                           beginning of 3rd year of Existing Guarantee Period
Guaranteed Interest Rate (I)                             8%*
Guaranteed Interest Rate for new 5-year guarantee (J)    7.75%*
Remaining Guarantee Period (N)                           60 months
Market Value Adjustment:

                    1 + .08            60/12
$10,000 X       ----------------                - 1         = $114.94
           [(   1 + .0775 + .005  )                  ]

    Amount transferred or withdrawn (adjusted for Market Value Adjustment):
                                   $9,885.06
------------------------------
* Assumed for illustrative purposes only.

                      (This page left blank intentionally)

APPENDIX B--PRO RATA ADJUSTMENTS

Pro rata adjustments are made for withdrawals in calculating the death benefit payable under the contract. The benefit is described under the section of this prospectus entitled "Benefit Payable on Death of Contract Owner (or Annuitant)".

A pro rata adjustment is calculated separately for each withdrawal, creating a decrease in the death benefit proportional to the decrease the withdrawal makes in the contract value. Pro rata adjustments are made for amounts withdrawn for partial surrenders and surrender charges, but not for any contract fee-related surrenders.

Under the death benefit measurement set forth as (3) under the Contract Anniversary Step-Up Death Benefit and 5% Roll-Up Death Benefit in the section entitled "Benefit Payable on Death of Contract Owner (or Annuitant)", the pro rata adjustment for a given withdrawal is equal to:

     (a) the withdrawn amount, divided by

     (b) the contract value immediately before the amount was withdrawn, the result multiplied by

     (c) the quality equal to:

         (i) the contract value on the anniversary, plus

         (ii) purchase payments made since the anniversary and before withdrawal, minus

        (iii) pro rata adjustments for withdrawals made since the anniversary and before the given withdrawal.

Under the death benefit measurement set forth as (2) under the 5% Roll-Up Death Benefit in the section entitled "Benefit Payable on Death of Contract Owner (or Annuitant)", the pro rata adjustment for a given withdrawal is equal to:

     (a) the withdrawn amount, divided by

     (b) the contract value immediately before the amount was withdrawn, the result multiplied by

     (c) the quantity equal to:

         (i) the "Roll-Up Amount" prior to the withdrawal, plus

         (ii) any purchase payments made on or after the date either the contract owner or Annuitant first reaches his or her 81st birthday and before the given withdrawal, reduced by

        (iii) pro rata adjustments for any withdrawals made on or after the date either the contract owner or Annuitant first reaches his or her 81st birthday and before the given withdrawal.

Under the death benefit measurement set forth as (2) under the Return of Premium Death Benefit and Contract Anniversary Step-Up Death Benefit in the section entitled "Benefit Payable on Death of Contract Owner (or Annuitant)", the pro rata adjustment for a given withdrawal is equal to:

     (a) the withdrawn amount, divided by

     (b) the contract value immediately before the amount was withdrawn, the result multiplied by

     (c) the aggregate amount of all prior purchase payments less pro rata adjustments for all prior withdrawals:

                      (This page left blank intentionally)

APPENDIX C--CONDENSED FINANCIAL INFORMATION

The following tables give (1) the accumulation unit value ("AUV") and (2) the total number of accumulation units, for each subaccount of the Variable Account available under the contracts for the indicated periods. Historical data is not provided for subaccounts used for the death benefits other than the Annual Ratchet Death Benefit because they had not begun operations prior to May 1, 2000.

                       MONEY MARKET          U.S. GOVT SECURITIES         DIVERSIFIED INCOME             MULTISECTOR BOND
                  -----------------------   -----------------------   ---------------------------   ---------------------------
                      ANNUAL RATCHET            ANNUAL RATCHET              ANNUAL RATCHET                ANNUAL RATCHET
                       DEATH BENEFIT             DEATH BENEFIT               DEATH BENEFIT                 DEATH BENEFIT
                  -----------------------   -----------------------   ---------------------------   ---------------------------
                              TOTAL # OF                TOTAL # OF                  TOTAL # OF                    TOTAL # OF
                             ACCUMULATION              ACCUMULATION                ACCUMULATION                  ACCUMULATION
                   AUV AT      UNITS AT      AUV AT      UNITS AT      AUV AT        UNITS AT        AUV AT        UNITS AT
YEAR              YEAR END     YEAR END     YEAR END     YEAR END     YEAR END       YEAR END       YEAR END       YEAR END
----              --------   ------------   --------   ------------   --------   ----------------   --------   ----------------
2000............  $                         $                         $                             $
1999............   10.640        572,289     10.243       442,615      10.015          134,641       10.021          64,476
1998............    1.532     39,532,433     18.421     7,577,700       2.059       51,323,231       13.254       1,236,211

                          HIGH YIELD
                  ---------------------------
                        ANNUAL RATCHET
                         DEATH BENEFIT
                  ---------------------------
                                TOTAL # OF
                               ACCUMULATION
                   AUV AT        UNITS AT
YEAR              YEAR END       YEAR END
----              --------   ----------------
2000............  $
1999............    9.699          81,390
1998............   12.823       4,984,906

                  INTERNATIONAL STOCK II       ASSET ALLOCATION                  VALUE                    GROWTH & INCOME
                  -----------------------   -----------------------   ---------------------------   ---------------------------
                      ANNUAL RATCHET            ANNUAL RATCHET              ANNUAL RATCHET                ANNUAL RATCHET
                       DEATH BENEFIT             DEATH BENEFIT               DEATH BENEFIT                 DEATH BENEFIT
                  -----------------------   -----------------------   ---------------------------   ---------------------------
                              TOTAL # OF                TOTAL # OF                  TOTAL # OF                    TOTAL # OF
                             ACCUMULATION              ACCUMULATION                ACCUMULATION                  ACCUMULATION
                   AUV AT      UNITS AT      AUV AT      UNITS AT      AUV AT        UNITS AT        AUV AT        UNITS AT
YEAR              YEAR END     YEAR END     YEAR END     YEAR END     YEAR END       YEAR END       YEAR END       YEAR END
----              --------   ------------   --------   ------------   --------   ----------------   --------   ----------------
2000............  $                         $                         $                             $
1999............   10.103         79,963     12.888       584,816      10.435          113,583       11.113         202,247
1998............   16.513      3,315,158      3.326    160,803,266     14.768        4,869,102       21.767      12,171,938

                            S&P 500
                  ---------------------------
                        ANNUAL RATCHET
                         DEATH BENEFIT
                  ---------------------------
                                TOTAL # OF
                               ACCUMULATION
                   AUV AT        UNITS AT
YEAR              YEAR END       YEAR END
----              --------   ----------------
2000............  $
1999............   13.031         857,907
1998............   18.689      10,440,486

                         BLUE CHIP            INTERNATIONAL STOCK            GLOBAL GROWTH                 GROWTH STOCK
                  -----------------------   -----------------------   ---------------------------   ---------------------------
                      ANNUAL RATCHET            ANNUAL RATCHET              ANNUAL RATCHET                ANNUAL RATCHET
                       DEATH BENEFIT             DEATH BENEFIT               DEATH BENEFIT                 DEATH BENEFIT
                  -----------------------   -----------------------   ---------------------------   ---------------------------
                              TOTAL # OF                TOTAL # OF                  TOTAL # OF                    TOTAL # OF
                             ACCUMULATION              ACCUMULATION                ACCUMULATION                  ACCUMULATION
                   AUV AT      UNITS AT      AUV AT      UNITS AT      AUV AT        UNITS AT        AUV AT        UNITS AT
YEAR              YEAR END     YEAR END     YEAR END     YEAR END     YEAR END       YEAR END       YEAR END       YEAR END
----              --------   ------------   --------   ------------   --------   ----------------   --------   ----------------
2000............  $           $             $           $             $
1999............   13.021        635,603     12.023       270,261      14.823          117,470       15.898         153,315
1998............   18.238      7,548,794     16.113     4,751,940      21.433       11,744,865        3.870     136,042,148

                       AGGRESSIVE GROWTH
                  ---------------------------
                        ANNUAL RATCHET
                         DEATH BENEFIT
                  ---------------------------
                                TOTAL # OF
                               ACCUMULATION
                   AUV AT        UNITS AT
YEAR              YEAR END       YEAR END
----              --------   ----------------
2000............
1999............   21.505         216,039
1998............   15.829       6,165,803

                       MID CAP STOCK           LARGE CAP GROWTH             SMALL CAP VALUE
                  -----------------------   -----------------------   ---------------------------
                      ANNUAL RATCHET            ANNUAL RATCHET              ANNUAL RATCHET
                       DEATH BENEFIT             DEATH BENEFIT               DEATH BENEFIT
                  -----------------------   -----------------------   ---------------------------
                              TOTAL # OF                TOTAL # OF                  TOTAL # OF
                             ACCUMULATION              ACCUMULATION                ACCUMULATION
                   AUV AT      UNITS AT      AUV AT      UNITS AT      AUV AT        UNITS AT
YEAR              YEAR END     YEAR END     YEAR END     YEAR END     YEAR END       YEAR END
----              --------   ------------   --------   ------------   --------   ----------------
2000............  $           $             $
1999............   10.555        107,955     14.779       359,451      10.677          186,047
1998............    9.625        765,338     11.755       842,995       9.367        1,098,102


YEAR
----
2000............
1999............
1998............

                                 CONTRACTS UNDER
                            FLEXIBLE PREMIUM DEFERRED
                COMBINATION VARIABLE AND FIXED ANNUITY CONTRACTS
                     FORTIS MAX ACCUMULATOR VARIABLE ANNUITY

                                    Issued by

                        FORTIS BENEFITS INSURANCE COMPANY


                       STATEMENT OF ADDITIONAL INFORMATION

                                   MAY 1, 2001

This Statement of Additional Information is not a Prospectus. It is intended that this Statement of Additional Information be read in conjunction with the Prospectus for Contracts under flexible premium deferred combination variable and fixed annuity contracts ("Contracts"), dated May 1, 2001. A copy of the Prospectus may be obtained without charge from Fortis Investors, Inc. 1-800-800-2638, mailing address: P.O. Box 64272, St. Paul, MN 55164. You have the option of receiving benefits under a Contract through Fortis Benefits' Variable Account D or through Fortis Benefits' Fixed Account.

TABLE OF CONTENTS


Fortis Benefits and the Variable Account.......................................2
Calculation of Annuity Payments................................................2
Postponement of Payments.......................................................3
Services.......................................................................3
       - Safekeeping of Variable Account Assets................................3
       - Experts...............................................................4
       - Principal Underwriter ................................................4
Limitation on Allocations......................................................4
Taxation Under Certain Retirement Plans........................................4
Withholding....................................................................9
Variable Account Financial Statements..........................................9
Appendix A -- Performance Information........................................A-1

In order to supplement the description in the Prospectus, the following provides additional information about the Contracts and other matters which may be of interest to you. Terms used in this Statement of Additional Information have the same meanings as are defined in the Prospectus under the heading "Special Terms Used in This Prospectus."

FORTIS BENEFITS AND THE VARIABLE ACCOUNT

Fortis Benefits Insurance Company, the issuer of the Contracts, is a Minnesota corporation qualified to sell life insurance and annuity contracts in the District of Columbia and in all states except New York. Fortis Benefits is a wholly-owned subsidiary of Interfinancial, Inc., a stock company organized under the laws of Georgia, which itself is a wholly-owned subsidiary of Fortis, Inc. Fortis, Inc. is a corporation based in New York, which manages the United States operations of Fortis (NL) N.V. and Fortis (B).

Fortis (NL) N.V. has been in business since 1847 and is a publicly-traded, multi-national insurance, real estate, and financial services group headquartered in The Netherlands. It is one of the largest holding companies in Europe, with subsidiary companies in twelve countries on four continents. Fortis
(NL) N.V. is the third largest insurance company in the Netherlands.

Fortis (B) is a multi-national insurance, real estate and financial services firm that has been in business since 1824. It has subsidiary companies in eight countries. Fortis (B) is one of the largest life insurance companies in Belgium. Fortis (NL) N.V. and Fortis (B) have combined assets of approximately $XXXX billion.

The assets allocated to the Variable Account are the exclusive property of Fortis Benefits. Registration of the Variable Account under the Investment Company Act of 1940 does not involve supervision of the management or investment practices or policies of the Variable Account or of Fortis Benefits by the Securities and Exchange Commission. Fortis Benefits may accumulate in the Variable Account proceeds from charges under the Contracts and other amounts in excess of the Variable Account assets representing reserves and liabilities under Contracts and other variable annuity contracts issued by Fortis Benefits. Fortis Benefits may from time to time transfer to its General Account any of such excess amounts.

Best's Insurance Reports has assigned Fortis Benefits a rating of A (Excellent) for financial position and operating performance. Fortis Benefits has a rating of Aa3 from Moody's. As defined by Moody's, insurers rated Aa3 offer "excellent financial security." These ratings represent such rating agencies' independent opinion of Fortis Benefits' financial strength and ability to meet policy holder obligations, but have no relevance to the performance and quality of the assets in Subaccounts of the Variable Account.

CALCULATION OF ANNUITY PAYMENTS

FIXED ANNUITY OPTION

The amount of each annuity payment under a Fixed Annuity Option is fixed and guaranteed by Fortis Benefits. Monthly fixed annuity payments will start as of the end of the Valuation Period that contains the Annuity Commencement Date. At that time, the Contract Value , after any Market Value Adjustment, is computed and that portion of the Contract Value which will be applied to the Fixed Annuity Option selected is determined. The amount of the first monthly payment under the Fixed Annuity Option selected will be at least as large as would result from using the annuity tables contained in the Contract to apply such amount of Contract Value to the annuity form selected. The dollar amounts of any fixed annuity payments after the first are specified during the entire period of annuity payments according to the provisions of the annuity form selected.

VARIABLE ANNUITY OPTION

Annuity Units. To the extent a Variable Annuity Option has been selected, we convert the Accumulation Units for each Subaccount of the Variable Account into Annuity Units for each Subaccount at their values determined as of the end of the Valuation Period which contains the Annuity Commencement Date. As of such time, any Fixed Account Value to be applied to a Variable Annuity Option is also converted, after any Market Value Adjustment, to Annuity Units in the Subaccounts selected based on the then-current Annuity Unit value. The initial number of Annuity Units in each Subaccount is determined by dividing the amount of the initial monthly variable annuity payment (see "Variable Annuity Option -- Variable Annuity Payments," below) allocable to that Subaccount by the value of one Annuity Unit in that Subaccount as of the time of the conversion. The number of Annuity Units for each Subaccount will remain constant, as long as an annuity remains in force and the allocation among the Subaccounts has not changed.

The value of each Subaccount's Annuity Units will vary to reflect the investment experience of the Subaccount as well as charges deducted from the Subaccount. The value of each Subaccount's Annuity Units is equal to the prior value of the Subaccount's Annuity Units multiplied by the net investment factor for that Subaccount (discussed in the Prospectus under "Contract Value") for the Valuation Period ending on that Valuation Date, with an offset for an assumed interest rate used in the annuity tables of the Contract.

Variable Annuity Payments. Variable annuity payments start at the end of the Valuation Period that contains the Annuity Commencement Date, and will vary in amount as the related Annuity Unit values vary. The amount of the first monthly payment is shown on the annuity tables contained in the Contract for each $1,000 of Contract Value applied to the Variable Annuity Option selected as of the end of such Valuation Period. The first variable annuity payment is, in effect, allocated among the Subaccounts in the same proportion as the Contract Value is allocated among the Subaccounts upon commencement of annuity payments.

Payments after the first will vary in amount and are determined on the first Valuation Date of each subsequent monthly period. If the monthly payment under the annuity form selected is based on the value of Annuity Units of a single Subaccount, the monthly payment is found by multiplying the number of the Contract's Annuity Units for the Subaccount by the Annuity Unit value of such Subaccount as of the first Valuation Date in each monthly period following the Annuity Commencement Date. If the monthly payment under the Variable Annuity Option selected is based upon the value of Annuity Units in more than one Subaccount, this is repeated for each applicable Subaccount. The sum of these payments is the variable annuity payment.

GENDER OF ANNUITANT

The amount of each annuity payment ordinarily will be higher for a male Annuitant than for a female Annuitant with an otherwise identical Contract. This is because, statistically, females tend to have longer life expectancies than males. However, there will be no differences between male and female Annuitants in any jurisdiction, including Montana, where such differences are not permitted. We will also make available Contracts with no such differences in connection with certain employer-sponsored benefit plans. Employers should be aware that, under most such plans, Contracts that make distinctions based on gender are prohibited by law.

POSTPONEMENT OF PAYMENTS

With respect to amounts in the Subaccounts of the Variable Account, payment of any amount due upon a total or partial surrender, death or under an annuity option will ordinarily be made within seven days after all documents required for such payment are received by Fortis Benefits at its Home Office. However, Fortis Benefits may defer the determination, application or payment of any death benefit, transfer, partial or total surrender or annuity payment, to the extent dependent on Accumulation or Annuity Unit Values, for any period during which the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission, for any period during which any emergency exists as a result of which it is not reasonably practicable for Fortis Benefits to determine the investment experience for the Contract, or for such other periods as the Securities and Exchange Commission may by order permit for the protection of investors.


SERVICES

SAFEKEEPING OF VARIABLE ACCOUNT ASSETS

Title to the assets of the Variable Account is held by Fortis Benefits. The assets of the Variable Account are kept segregated and held separate and apart from Fortis Benefits' other assets. Fortis Advisers, Inc., an affiliate of Fortis Benefits, maintains records of all purchases and redemptions of shares of Fortis Series Fund, Inc. held by each of the

Subaccounts of the Variable Account.


EXPERTS

The financial statements of Fortis Benefits Insurance Company at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, and the statements of net assets of Fortis Benefits Insurance Company Variable Account D at December 31, 2000 and the related statements of changes in net assets for each of the two years in the period ended December 31, 2000, appearing in the Prospectus, this Statement of Additional Information and Registration Statement have been audited by PricewaterhouseCoopers, LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such authority as experts in accounting and auditing.

PRINCIPAL UNDERWRITER

Fortis Investors, Inc. ("Fortis Investors"), the principal underwriter of the Contracts, is a Minnesota corporation and a member of the Securities Investors Protection Corporation. The offering of the Contracts is continuous, and Fortis Investors does not anticipate discontinuing the offering of the Contracts, although it reserves the right to do so. Contracts generally will be issued for Participants from ages zero to ninety in all states except New York.

LIMITATIONS ON ALLOCATIONS

Under the Contract, Fortis Benefits reserves the right to control the amount of any assets in any investment alternative. Pursuant to this authority, Fortis Benefits has established the following administrative procedures for the protection of the interests of all investors participating in Fortis Series'
Portfolios: a Participant may not invest, allocate, transfer or exchange Contract Value into any Subaccount if the value allocated to the Subaccount under the Contract (and under any other insurance or annuity contracts directly or indirectly controlled by the same person, jointly or individually) would immediately thereafter equal 25% or more of the related Fortis Series Portfolio's net assets. Fortis Benefits reserves the right to modify these procedures at any time.

TAXATION UNDER CERTAIN RETIREMENT PLANS

Federal income tax information concerning the purchase of Contracts for specific types of retirement plans is set forth below. You should also refer to "Federal Tax Matters" in the Prospectus. The tax information provided is not comprehensive, and you should consult a qualified tax adviser before taking any action in connection with a retirement plan.

SECTION 403(B) ANNUITIES FOR EMPLOYEES OF CERTAIN TAX-EXEMPT ORGANIZATIONS OR PUBLIC EDUCATIONAL INSTITUTIONS

Purchase Payments. Under Section 403(b) of the Internal Revenue Code ("Code"), payments made by certain employers (i.e., tax-exempt organizations meeting the requirements of Section 501(c)(3) of the Code, or public educational institutions) to purchase Contracts for their employees are excludible from the gross income of employees to the extent that such aggregate purchase payments do not exceed certain limitations prescribed by the Code. This is the case whether the purchase payments are a result of voluntary salary reduction amounts or employer contributions. Salary reduction payments are, however, subject to FICA (social security) taxes.

Taxation of Distributions. Distributions from a Section 403(b) tax-deferred annuity are taxed as ordinary income to the recipient as described under "Federal Tax Matters" in the Prospectus. Taxable distributions received before the employee attains age 59-1/2 generally are subject to a 10% penalty tax in addition to regular income tax. Certain distributions are excepted from this penalty tax, including distributions following the employee's death, disability, separation from service after age 55, separation from service at any age if the distribution is in the form of an annuity for the life (or life expectancy) of the employee (or the employee and Beneficiary) and distributions not in excess of deductible medical expenses. In addition, no distributions of voluntary salary reduction amounts will be permitted prior to one of the following events: attainment of age 59-1/2 by the employee or the employee's separation from service, death, disability or hardship. (Hardship distributions will be limited to the lesser of the amount of the hardship or the amount of salary reduction contributions, exclusive of earnings thereon.)

Required Distributions. Generally, distributions from Section 403(b) annuities must commence not later than April 1 of the calendar year following the calendar year in which the employee attains age 70-1/2, and such distributions must be made over a period that does not exceed the life expectancy of the employee (or the employee and Beneficiary). A penalty tax of 50% would be imposed on any amount by which the minimum required distribution in any year exceeded the amount actually distributed in that year. In addition, in the event that the employee dies before his or her entire interest in the Contract has been distributed, the employee's entire interest must be distributed in accordance with rules similar to those applicable upon the death of the Participant or Payee in the case of a Non-Qualified Contract, as described in the Prospectus. Certain of these and other provisions are incorporated in a special endorsement attached to Contracts that are intended to qualify under Section 403(b), and reference should be made to that endorsement for its complete terms.

Tax-Free Exchanges and Rollovers. The Code provides for the tax-free transfer of one Section 403(b) annuity for another Section 403(b) annuity, and the IRS has ruled (Revenue Ruling 90-24) that amounts transferred may qualify as tax-free transfers under certain circumstances. In addition, Section 403(b)(8) of the code permits tax-free rollovers from Section 403(b) programs to individual retirement annuities or other Section 403(b) programs under certain circumstances.

SECTION 401 QUALIFIED PENSION, PROFIT-SHARING OR ANNUITY PLANS

Purchase Payments. Subject to certain limitations prescribed by the Code, purchase payments made by an employer (or a self-employed individual) under a pension, profit-sharing or annuity plan qualified under Section 401 or Section 403(a) of the Code are generally deductible by the employer and excluded from the taxable income of the employee for federal income tax purposes, whether made under a salary reduction agreement or directly by employer contributions. Salary reduction payments are, however, subject to FICA (social security) taxes. Purchase payments made directly by an employee generally are made on an after-tax basis.

Taxation of Distributions. Distributions from Contracts purchased under these qualified plans are taxable as ordinary income, except to the extent allocable to an employee's after-tax contributions, as described under "Federal Tax Matters -- Qualified Plans," in the Prospectus. However, if an employee or other payee receives a "lump sum" distribution, as defined in the Code, from an exempt employees' trust, the taxable portion of the distribution may be subject to special tax treatment. For most individuals receiving lump sum distributions after attaining age 59-1/2, the rate of tax may be determined under a special 5-year income averaging provision. Those who attained age 50 by January 1, 1986 may instead elect to use a 10-year income averaging provision based on the income tax rates in effect for 1986. Taxable distributions received prior to attainment of age 59-1/2 under a Contract purchased under a qualified plan are subject to the same 10% penalty tax (and the same exceptions) as described above with respect to Section 403(b) annuities.

Required Distributions. The minimum distribution requirements for these qualified plans are generally the same as described above with respect to
Section 403(b) annuities.

Tax-Free Rollovers. If, within 60 days of receipt, an employee who receives a single sum distribution transfers all of the taxable amount received to another plan qualified under Section 401 or 403(a), or to an individual retirement account or annuity as provided for under the Code, the transferred amount will not be taxed in the year of distribution. Certain "partial" distributions may also qualify for tax-free rollover treatment, but only if transferred to an individual retirement account or annuity. However, income tax may be withheld from the distribution unless the distribution is transferred directly from the qualified plan to the individual retirement account or individual retirement annuity.

INDIVIDUAL RETIREMENT ANNUITIES


Purchase Payments. Individuals may make contributions for individual retirement annuity ("IRA") Contracts. Deductible contributions for any year may be made up to the lesser of $2,000 or 100% of compensation for individuals who (1) are not (and whose spouses are not) active participants in another retirement plan, (2) are unmarried and have adjusted gross income of $25,000 or less, or (3) are married and have adjusted gross income of $40,000 or less. An individual may also establish an IRA for his or her spouse if they file a joint return for the taxable year and his or her spouse earns less than the individual does for that year. The annual purchase payments for both spouses' Contracts cannot exceed the lesser of $4,000 or 100% of the couple's combined earned income, and no more than $2,000 may be contributed to either spouse's IRA for any year. Individuals who are active participants in other retirement plans and whose adjusted gross income (with certain special adjustment) exceed the cut-off point ($25,000 for unmarried, $40,000 for married persons filing jointly, and $0 for married persons filing a separate return) by less than $10,000 are entitled to make deductible IRA contributions in proportionately reduced amounts. For example, a married individual who is an active participant in another retirement plan and files a separate tax return is entitled to a partial IRA deduction if the individual's adjusted gross income is less than $10,000 and no IRA deduction if his or her adjusted gross income is equal to or greater than $10,000.

An individual may make non-deductible IRA contributions to the extent of (1) the lesser of $2,000 ($4,000 in the case of a spousal IRA) or 100% of compensation over (2) the IRA deductible contribution made with respect to the individual.

An individual may not make any contributions to his/her own IRA for the year in which he/she reaches age 70-1/2 or for any year thereafter. Contributions to a spouse's IRA may not be made for any year in which that spouse reaches age 70-1/2 or for any year thereafter.

Taxation of Distributions. Distributions from IRA Contracts are taxed as ordinary income to the recipient, although special rules exist for the tax-free return of non-deductible contributions. In addition, taxable distributions received under an IRA Contract prior to age 59-1/2 are subject to a 10% penalty tax in addition to regular income tax. Certain distributions are exempted from this penalty tax including distributions following the owner's death or disability or distribution in the form of an annuity for the life (or life expectancy) of the owner (or the owner and beneficiary), or distributions not in excess of deductible medical expenses or certain distributions to pay health insurance premiums after an extended period of unemployment.

Required Distributions. The minimum distribution requirements for IRAs are generally the same as described above with respect to Section 403(b) annuities. Certain of these and other provisions are incorporated in a special endorsement attached to IRA Contracts, and reference should be made to that endorsement for its complete terms.

Tax-Free Rollovers. The Code permits funds to be transferred in a tax-free rollover from a qualified employer pension, profit-sharing, annuity, bond purchase or tax-deferred annuity plan to an IRA Contract if certain conditions are met, and if the rollover of assets is completed within 60 days after the distribution from the qualified plan is received. In addition, not more frequently than once every twelve months, amounts may be rolled over tax-free from one IRA to another, subject to the 60-day limitation and other requirements. The once-per-year limitation on rollovers does not apply to direct transfers of funds between IRA custodians or trustees.

SIMPLIFIED EMPLOYEE PENSION PLANS

Purchase Payments. Under Section 408(k) of the Code, employers may establish a type of IRA plan referred to as a simplified employee pension plan (SEP). Employer contributions to a SEP cannot exceed the lesser of $24,000 or 15% of the employee's earned income. Employees of certain small employers may have contributions made to a special kind of SEP (SARSEP) on their behalf on a salary reduction basis if the SARSEP plan was in effect on December 31, 1996. These salary reduction contributions may not exceed $9,500 in 1997, which is indexed for inflation. Employees of tax-exempt organizations and state or local government agencies have never been eligible for the salary reduction type of SEP.

Taxation of Distributions. Generally, distribution payments from SEPs are subject to the same distribution rules described above for IRAs.

Required Distributions. SEP distributions are subject to the same minimum required distribution rules described above for IRAs.

Tax-Free Rollovers. Generally, rollovers and direct transfers may be made to and from SEPs in the same manner as described above for IRAs, subject to the same conditions and limitations. Rollovers to other IRAs, excluding SIMPLE IRAs are also possible. Special rules apply if the rollover is from a SARSEP IRA.

SECTION 408(P) SIMPLE IRA PLANS
Purchase Payments: Under Section 408(p) of the Code, small employers may establish a type of IRA plan referred to as a Savings Incentive Match Plan for Employees (SIMPLE Plan). An employee may contribute annually through his or her employer a pre-tax salary reduction contribution not to exceed the lesser of $6,000 or 100% of compensation. The employer must annually either (1) match the employee contribution dollar for dollar up to 3% of pay, or (2) make a 2% of pay contribution for each eligible employee regardless of whether the employee makes any salary reduction contribution. In two out of every five years, the employer has the option to reduce the matching contribution as low as 1% of pay but advance notice must be provided to employees.

Taxation of Distributions: Generally, distributions from SIMPLE IRA Plans are subject to the same distribution rules described above for IRAs. However, if an individual withdraws any amount from his SIMPLE IRA Plan within the first two years of his or her commencement of participation in the employer's SIMPLE IRA Plan, the 10% penalty tax for premature distribution, if such tax applies, will be increased to 25%.

Required Distributions: SIMPLE distributions are subject to the same minimum distribution rules described above for IRAs.

Tax-Free Rollovers: Generally, rollovers and direct transfers may be made to and from SIMPLE IRAs in the same manner as described above for IRAs, subject to the same conditions and limitations. Rollovers or transfers to other IRAs, other than SIMPLE IRAs, are also possible but only after the second anniversary of commencement of participation in the employer's SIMPLE IRA Plan.

SECTION 457 UNFUNDED DEFERRED COMPENSATION PLANS OF PUBLIC EMPLOYERS AND TAX-EXEMPT ORGANIZATIONS

Purchase Payments. Under Section 457 of the Code, all individuals who perform services for a state or local government or governmental agency may participate in a deferred compensation program. Other tax-exempt employers may establish unfunded deferred compensation plans under Section 457 for employees and/or independent contractors.

Though not actually a qualified plan as that term is normally used, this type of program allows individuals to defer the receipt of compensation that otherwise would be currently payable and therefore to defer the payment of federal income taxes on such amounts. Assuming that the program meets the requirements to be considered an eligible deferred compensation plan (an "EDCP"), an individual may contribute (and thereby defer from current income for tax purposes) the lesser of $7,500 or 33-1/3% of the individual's includible compensation. (Includible compensation means compensation from the employer which would be currently includible in gross income for federal tax purposes.) In addition, during the last three years before an individual attains normal retirement age, additional "catch-up" deferrals are permitted.

The amounts which are deferred may be used by the employer to purchase the Contracts offered by this Prospectus. The Contract is owned by the employer and is subject to the claims of the employer's creditors. The employee has no rights or interest in the Contract and is entitled only to payment in accordance with the EDCP provisions.

Taxation of Distributions. Amounts received by an individual from an EDCP are includible in gross income for the taxable year in which such amounts are paid or otherwise made available.

Distributions Before Separation from Service. Distributions generally are not permitted under an EDCP prior to separation from service or reaching age 70-1/2, except in cases of severe financial hardship. Hardship distributions are includible in the gross income of the individual in the year in which paid.

Required Distributions. The distribution requirements for these qualified plans are generally the same as described above with respect to Section 403(b) annuities. However, if distributions do not commence before the employee's death, the entire interest in the Contract must be distributed within 15 years if the beneficiary is not the employee's surviving spouse.

Tax-Free Transfers. The Code permits the tax-free direct transfer of EDCP amounts to another EDCP, subject to certain conditions. Any transfer must be with employer consent

PRIVATE EMPLOYER UNFUNDED DEFERRED COMPENSATION PLANS

Purchase Payments. Private taxable employers may establish unfunded, non-qualified deferred compensation plans for a select group of management or highly compensated employees and/or for independent contractors. Certain arrangements of tax-exempt employers entered into prior August 16, 1986, and not subsequently modified, are also subject to the rules for private taxable employer deferred compensation plans discussed below. (Unfunded deferred compensation plans of other tax-exempt employers are generally subject to the requirements of Section 457.)

These types of programs allow individuals to defer receipt of up to 100% of compensation which would otherwise be includible in income and therefore to defer the payment of federal income taxes on such amounts. Purchase payments made by the employer, however are not immediately deductible by the employer, and the employer is currently taxed on any increase in Contract Value.

Deferred compensation plans represent a contractual promise on the part of the employer to pay current compensation at some future time. The Contract is owned by the employer and is subject to the claims of the employer's creditors. The individual has no right or interest in the Contract and is entitled only to payment from the employer's general assets in accordance with plan provisions.

Taxation of Distributions. Amounts received by an individual from a private employer deferred compensation plan are includible in gross income for the taxable year in which such amounts are paid or otherwise made available.

WITHHOLDING

Annuity payments and other amounts received under Contracts are subject to income tax withholding unless the recipient elects not to have taxes withheld. The amounts withheld will vary among recipients depending on the tax status of the individual and the type of payments from which taxes are withheld.

Notwithstanding the recipient's election, withholding may be required with respect to certain payments to be delivered outside the United States and, with respect to certain distributions from certain types of qualified retirement plans, unless the proceeds are transferred directly to another qualified retirement plan. Moreover, special "backup withholding" rules may require Fortis Benefits to disregard the recipient's election if the recipient fails to supply Fortis Benefits with a "TIN" or taxpayer identification number (social security number for individuals), or if the Internal Revenue Service notifies Fortis Benefits that the TIN provided by the recipient is incorrect.





OTHER INFORMATION

Fortis Benefits relies upon a SEC No-action letter dated December 22, 1988 providing relief from certain restrictions provided in the Investment Company Act of 1940 relative to restrictions on redemptions and it complies with its conditions.

VARIABLE ACCOUNT FINANCIAL STATEMENTS

APPENDIX A

PERFORMANCE INFORMATION

In advertising and other sales material for the Contracts, yield and total return information for the Subaccounts of the Variable Account may be included.

Fortis Benefits may advertise its relative performance as compiled by outside organizations. wing is a list of ratings services which may be referred to in advertisements, along with the category in which the applicable Subaccount is included:

PORTFOLIO NAME             RATING SERVICE                                       CATEGORY

International Stock        Morningstar Publications, Inc.                       Foreign Stock
Subaccount                 Lipper Analytical Services, Inc.                     International Fund
                           Variable Annuity Research & Data Service             International Stock

Global Growth              Morningstar Publications, Inc.                       World Stock
Subaccount                 Lipper Analytical Services, Inc.                     Global Fund
                           Variable Annuity Research & Data Service             International Stock

Global Asset               Morningstar Publications, Inc.                       International Hybrid
Allocation Subaccount      Lipper Analytical Services, Inc.                     Global Flexible Portfolio
                           Variable Annuity Research & Data Service             Balanced/International

Aggressive Growth          Morningstar Publications, Inc                        Small Growth
Subaccount                 Lipper Analytical Services, Inc.                     Small Cap Fund
                           Variable Annuity Research & Data Service             Aggressive Growth

Small Cap Value            Morningstar Publications, Inc.                       Small Value
Subaccount                 Lipper Analytical Services, Inc.                     Small Cap Fund
                           Variable Annuity Research & Data Service             Small Company Funds

Growth Stock               Morningstar Publications, Inc.                       Mid Cap Growth
Subaccount                 Lipper Analytical Services, Inc.                     Mid Cap Fund
                           Variable Annuity Research & Data Service             Growth

Mid Cap Stock              Morningstar Publications, Inc.                       Mid Cap Blend
Subaccount                 Lipper Analytical Services, Inc.                     Mid Cap Fund
                           Variable Annuity Research & Data Service             All Equity Funds

Large Cap Growth           Morningstar Publications, Inc                        Large Blend
Subaccount                 Lipper Analytical Services, Inc.                     Growth Fund
                           Variable Annuity Research & Data Service             Growth

Blue Chip Stock            Morningstar Publications, Inc.                       Large Blend
Subaccount                 Lipper Analytical Services, Inc.                     Growth Fund
                           Variable Annuity Research & Data Service             Growth

S&P 500 Index              Morningstar Publications, Inc.                       Large Blend
Subaccount                 Lipper Analytical Services, Inc.   S& P 500          Index Fund
                           Variable Annuity Research & Data Service             Growth and Income Funds

Growth & Income            Morningstar Publications, Inc                        Mid Cap Blend
Subaccount                 Lipper Analytical Services, Inc.                     Growth & Income
                           Variable Annuity Research & Data Service             Growth and Income

Value Subaccount           Morningstar Publications, Inc                        Large Blend
                           Lipper Analytical Services, Inc.                     Growth & Income
                           Variable Annuity Research & Data Service             Equity-Income

Asset Allocation           Morningstar Publications, Inc.                       Domestic Hybrid
Subaccount                 Lipper Analytical Services, Inc.                     Flexible Portfolio
                           Variable Annuity Research & Data Service             Balanced

Multisector Bond           Morningstar Publications, Inc.                       International Bond
Subaccount                 Lipper Analytical Services, Inc.                     Global Income
                           Variable Annuity Research & Data Service             International Bonds



High Yield                 Morningstar Publications, Inc.                       High Yield Bond
Subaccount                 Lipper Analytical Services, Inc.                     High Current Yield
                           Variable Annuity Research & Data Service             Corporate Bond High Yield

Diversified Income         Morningstar Publications, Inc.                       Intermediate-Term Bond
Subaccount                 Lipper Analytical Services, Inc.                     Corp Debt BBB Rated
                           Variable Annuity Research & Data Service             Corporate Bond General Funds

U.S. Government            Morningstar Publications, Inc.                       Intermediate Government
Subaccount                 Lipper Analytical Services, Inc.                     Intermediate U.S. Govt.
                           Variable Annuity Research & Data Service             Government Bond General Funds

Money Market               Morningstar Publications, Inc.                       Money Market
Subaccount                 Lipper Analytical Services, Inc.                     Money Market
                           Variable Annuity Research & Data Service             Money Market


                                        PART C
                                  OTHER INFORMATION
                                  -----------------

ITEM 24.  FINANCIAL STATEMENT AND EXHIBITS

     a.   Financial Statements included in Part A: (to be filed by amendment)

          With Respect to Fortis Benefits Insurance Company:

               Report of Independent Auditors.

               Balance Sheets for the years ended December 31, 2000 and 1999.

               Statements of Income, Statements of Changes in Shareholder's Equity and Statements of Cash Flows for the years ended December 31, 2000, 1999 and 1998.

               Notes to Financial Statements.

          Financial Statements included in Part B: (to be filed by amendment)

          With Respect to Variable Account D of Fortis Benefits Insurance
          Company:

               Report of Independent Auditors.

               Statement of Net Assets for the year ended December 31, 2000.

               Statements of Changes in Net Assets for the year ended December 31, 2000 and 1999.

               Notes to Financial Statements.

     b.   Exhibits:

          1. Resolution of the Board of Directors of Fortis Benefits Insurance Company effecting the establishment of Variable Account D (filed as part of the initial filing of this Form N-4 registration statement filed on December 31, 1987).

          2.   Not applicable


          3. (a) Form of Principal Underwriter and Administrative Servicing Agreement (incorporated by reference from Form N-4 registration statement, File No. 33-73986, filed on January 11, 1994).

               (b) Form of Amendment to Principal Underwriter and Administrative Servicing Agreement (incorporated by reference from Form N-4 registration statement, File No. 33-73986, filed on January 11, 1994).

               (c) Form of Dealer Sales Agreement (incorporated by reference from Post-Effective Amendment No. 12 to Form N-4 registration statement, File No. 33-19421, filed on December 22, 1994).

          4. (a) Form of Variable Annuity Contract -- to be filed by amendment.

               (b) Form of IRA Endorsement (incorporated by reference from Pre-Effective Amendment No. 1 to Form N-4 registration statement, File No. 33-19421, filed on April 18, 1988).

               (c) Tax Deferred Annuity Loan Agreement Form (incorporated by reference from Post Effective Amendment No. 9 to Form N-4 registration statement, File No. 33-19421, filed April 29,
                    1993).

               (d) Form of Section 403(b) Annuity Endorsement (incorporated by reference from Post-Effective Amendment No. 3 to Form N-4 registration statement, File No. 33-19421, filed on March 1,
                    1990).

               (e) Nursing Care/Hospitalization Waiver of Surrender Charge Rider (incorporated by reference from Post-Effective Amendment No. 13 to Form N-1 registration statement, File No. 33-19421, filed April 27, 1995).

          5. (a) Form of Application for Variable Annuity Contract (including telephone authorization form) to be filed by amendment.

               (b) Annuity Contract Exchange Form (incorporated by reference from Pre-Effective Amendment No. 1 to Form N-4 registration statement, File No. 33-19421, filed on April 18, 1988).

          6. (a) Articles of Incorporation of depositor (incorporated by reference from Form S-6 Registration Statement of Fortis Benefits and its Variable Account C filed on March 17, 1986, File No. 33-03919).

               (b) By-laws of depositor (incorporated by reference from Form S-6 Registration Statement of Fortis Benefits and its Variable Account C filed on March 17, 1986, File No. 33-03919).

               (c) Certificate of Amendment to Articles of Incorporation and By-laws of depositor dated November 21, 1991 (incorporated by reference from Post-Effective Amendment No 6 to Form N-4 registration statement, File No. 33-19421, filed on March 2,
                    1992).
               (d) Certificate of Amendment to Bylaws of depositor dated May 1, 1999 (Incorporated by reference from Form 10-K of Fortis Benefits Insurance Company filed March 29, 2000, File No. 33-37576).

          7.   None.

          8.   None.

          9. Opinion and consent of John W. Norton, Esq, as to the legality of the securities being registered (incorporated by reference from Post-Effective Amendment No. 2 to Form N-4 registration statement, File No. 33-19421, filed on April 28, 1989).

          10. (a) Consent of PricewaterhouseCoopers LLP--to be filed by amendment.

               (b) Power of Attorney for Messrs. Freedman and Clayton (incorporated by reference from Form S-6 Registration Statement of Fortis Benefits and its Variable Account C filed on December 17, 1993, File No. 33-73138).

          11.  Not applicable.

          12.  Not applicable.

          13. Schedules of computation of each performance quotation provided in the registration statement pursuant to Item 21--none.

          14.  Financial Data Schedule--to be filed.

ITEM 25.  DIRECTORS AND OFFICERS OF FORTIS BENEFITS

The directors, executive officers, and, to the extent responsible for variable annuity operations, other officers of Fortis Benefits are listed below.




  Name and Principal
  Business Address                   Offices with Depositor
  ------------------                 ----------------------


  Officer-Director
  ----------------

  Robert Brian Pollock (2)           President and Chief
                                     Executive Officer

  Benjamin Cutler (5)                Executive Vice President--(President--
                                     Fortis Health)

  Dean C. Kopperud (1)               Executive Vice President--(President--
                                     FFG)


  Michael John Peninger (4)          Executive Vice President - (President Group
                                     Nonmedical)

  Other Directors
  ---------------

  J. Kerry Clayton (2)               Chairman of the Board

  Arie Aristide Fakkert (3)

  A.W. Feagin (6)


 Other Officers
  --------------

  Larry M. Cains (2)                 Treasurer

  Peggy L. Ettestad (1)              Senior Vice President - Life
                                     Operations

  Rhonda J. Schwartz (1)             Vice President and General
                                     Counsel -- Life and Investment
                                     Products

  Jon H. Nicholson (1)               Senior Vice President -
                                     Annuities

  Melinda S. Urion (1)               Senior Vice President and Chief
                                     Financial Officer

  Dickson W. Lewis (1)               Senior Vice President--
                                     Distribution and Marketing

---------------------------

(1)  Address:  Fortis Benefits Insurance Company, P. O. Box 64271,
               St. Paul, MN 55164.

(2)  Address:  Fortis, Inc., One Chase Manhattan Plaza, New York, NY 10005.

(3)  Address:  Fortis AMEV, Archmideslaan 10, 3584 BA Utrecht, The Netherlands.

(4)  Address:  2323 Grand Avenue, Kansas City, MO 64108.

(5)  Address:  515 West Wells, Milwaukee, WI 53201.

(6)  Address:  10 Glenlake Parkway NE, Suite 500, Atlanta, GA 30328

ITEM 26.  PERSONS CONTROLLED BY OR UNDER CONTROL WITH THE DEPOSITOR OR
          REGISTRANT

Variable Accounts C and D of Fortis Benefits Insurance Company are separate accounts of Fortis Benefits. These separate accounts, certain separate accounts assumed from St. Paul Life Insurance Company, and Fortis Series Fund, Inc. may be deemed to be controlled by Fortis Benefits, although Fortis Benefits follows voting instructions of variable insurance contract owners with respect to voting on certain important matters in connection with these entities. All of these entities are created under Minnesota law and are the funding media for variable life insurance and annuity contracts issued or assumed by Fortis Benefits.

The chart indicating the persons controlled by or under common control with Fortis Benefits is hereby incorporated by reference from the response to Item 26 in Post-Effective Amendment No. 24 to the Form N-4 registration statement of Fortis Benefits and its Variable Account D filed on April 28, 1994, File No. 33-37577. Fortis Benefits has no subsidiaries.

ITEM 27.  NUMBER OF CONTRACT OWNERS

     None

ITEM 28.  INDEMNIFICATION

Pursuant to the Principal Underwriter and Administrative Servicing Agreement filed as Exhibit 3(a) and (b) to this Registration Statement and incorporated by this reference, Fortis Benefits has agreed to indemnify Fortis Investors (and its agents, employees, and controlling persons) for damages and expenses arising out of certain material misstatements and omissions in connection with the offer and sale of the Contracts, unless the misstatement or omission was based on information supplied by Fortis Investors; provided, however, that no such indemnity will be made to Fortis Investors or its controlling persons for liabilities to which they would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of reckless disregard of their obligations under such agreement. This indemnity could apply to certain directors, officers or controlling persons of the Separate Account by virtue of the fact that they are also agents, employees or controlling persons of Fortis Investors. Pursuant to the Principal Underwriter and Servicing Agreement, Fortis Investors has agreed to indemnify Variable Account D, Fortis Benefits, and each of its officers, directors and controlling persons for damages and expenses (1) arising out of certain material misstatements and omissions in connection with the offer and sale of the Contracts, if the misstatement or omission was based on information furnished by Fortis Investors or (2) otherwise arising out of Fortis Investors' negligence, bad faith, willful misfeasance or reckless disregard of its responsibilities. Pursuant to its Dealer Sales Agreements, a form of which is filed as Exhibit 3
(c) and (d) to this registration statement and is incorporated herein by this reference, firms that sell the Contracts agree to indemnify Fortis Benefits, Fortis Investors, the Separate Account, and their officers, directors, employees, agents, and controlling persons from liabilities and expenses arising out of the wrongful conduct or omissions of said selling firm or its officers, directors, employees, controlling persons or agents.

Also, Fortis Benefit's By-Laws (see Article VI, Section 5 thereof, which is incorporated herein by reference from Exhibit 6(b) to this Registration Statement) provide for indemnity and payment of expenses of Fortis Benefit's officers, directors and employees in connection with certain legal proceedings, judgments, and settlements arising by reason of their service as such, all to the extent and in the manner permitted by law. Applicable Minnesota law generally permits payment of such indemnification and expenses in a civil proceeding if it appears that the person seeking indemnification has acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, the best interests of Fortis Benefits and if such person has received no improper personal benefit, or in a criminal proceeding if the person seeking indemnification also has no reasonable cause of believe his conduct was unlawful.

Insofar as indemnification for any liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Fortis Benefits or the Separate Account pursuant to the foregoing provisions, or otherwise, Fortis Benefits and the Separate Account have been advised that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Act and may be, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Fortis Benefits of expenses incurred or paid by a director, officer or controlling person of Fortis Benefits or the Separate Account in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, Fortis Benefits will submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITERS

     (a) Fortis Investors, Inc. is the principal underwriter for Variable Account D. Fortis Investors, Inc. also acts as the principal underwriter for the following registered investment companies (in addition to Variable Account D and Fortis Series Fund, Inc.):
          Variable Account C of Fortis Benefits, Variable Account A of First Fortis Life Insurance Company, Fortis Advantage Portfolios, Inc., Fortis Equity Portfolios, Inc., Fortis Growth Fund, Inc., Fortis Fiduciary Fund, Inc., Fortis Tax-Free Portfolios, Inc., Fortis Money Portfolios, Inc., Fortis Income Portfolios, Inc., Fortis Worldwide Portfolios, Inc., and Special Portfolios, Inc.

     (b) The following table sets forth certain information regarding the officers and directors of the principal underwriter, Fortis Investors,
          Inc.:




     Name and Principal                          Positions and Offices
      Business Address                             with Underwriter
     ------------------                          ---------------------

     Roger W. Arnold *                           Sr. Vice President

     Robert W. Beltz, Jr.*                       Vice President and Director

     Jeffrey R. Black *                          Business Development and
                                                 Sales Desk Officer

     Mark C. Cadalbert*                          Compliance Officer

     Tamara L. Fagely*                           Vice President

     Joanne M. Herron*                           Assistant Treasurer

     John E. Hite*                               Secretary and
                                                      Vice President

     Carol M. Houghtby*                          Vice President, Treasurer and
                                                 Director

     Dean C. Kopperud*                           President and Director

     Christine D. Pawlenty *                     Custom Solutions Group Officer

     Mary B. Petersen *                          2nd Vice President

     Jennifer R. Relien*                         Assistant Secretary



------------------------
*    Address:  500 Bielenberg Drive, Woodbury, Mn 55125.

    (c)   None

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 and 31a-3 thereunder are maintained by Fortis Benefits Insurance Company, Fortis Investors, Inc. and Fortis Advisers, Inc., at 500 Bielenberg Drive, Woodbury, Minnesota 55125.

Item 31.  MANAGEMENT SERVICES

     None.

Item 32.  UNDERTAKINGS

The Registrant hereby undertakes:

     (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

     (b) to include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a toll-free phone number, postcard, or similar written communication affixed to or included in the Prospectus that the applicant can call or remove to send for a Statement of Additional Information;

     (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.




Fortis Benefits Insurance Company represents:

     (a) that the fees and charges imposed under the provisions of the Contract covered by this registration statement, in the aggregate, are reasonable in relation to the services to be rendered by the Registrant associated with the Contracts, the expenses to be incurred by the Registrant associated with the Contracts, and the risks assumed by the Registrant associated with the Contracts.

The Registrant intends to rely on the no-action response dated November 28, 1988 from Ms. Angela C. Goelzer of the Commission staff to the American Council of Life Insurance concerning the redeemability of Section 403(b) annuity contracts and the Registrant has complied with the provisions of paragraphs (1) - (4) thereof.

                                      SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this amended Registration Statement to be signed on its behalf in the City of St. Paul, State of Minnesota on this 15th day of December, 2000.

                         VARIABLE ACCOUNT D OF
                         FORTIS BENEFITS INSURANCE COMPANY
                         (Registrant)

                         By: FORTIS BENEFITS INSURANCE COMPANY

                         By: /s/
                             --------------------------------------
                              Robert Brian Pollock, President

                         FORTIS BENEFITS INSURANCE COMPANY

                         By: /s/
                             --------------------------------------
                              Robert Brian Pollock, President

As required by the Securities Act of 1933 and the Investment Company Act of 1940, this Registration Statement has been signed by the following persons, in the capacities indicated, on December 15, 2000.

Signature                                  Title With Fortis Benefits
---------                                  --------------------------

--------------------------
 J. Kerry Clayton                          Chairman of the Board


-------------------------
 Arie Aristide Fakkert                     Director


--------------------------
 Alan W. Feagin                            Director

   /s/
-------------------------
 Dean C. Kopperud                          Director

   /s/
-------------------------
 Robert Brian Pollock                      President and Director (Chief
                                           Executive Officer)

   /s/
-------------------------
 Michael John Peninger                     Director


   /s/
-------------------------
 Larry M. Cains                            Treasurer (Principal Accounting
                                           and Principal Financial Officer)


*By:  /s/
     -----------------------
     Robert Brian Pollock
     Attorney-in-Fact

                                Exhibit Index


   Exhibit No.
   -----------
      None